SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 30, 2007

SMURFIT KAPPA FUNDING PLC

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Smurfit Kappa Funding plc

Quarterly Information Package

Quarter Ended March 31, 2007

Smurfit Kappa Funding plc

Group Income Statement

	3 Months to Mar 31, 2007			3 Months to Mar 31, 2006
	Pre-			Pre-
	Exceptional	Exceptional	Total	Exceptional	Exceptional	Total
	2007	2007	2007	2006	2006	2006
	€’000	€’000	€’000	€’000	€’000	€’000
Continuing operations

Revenue	1,793,705	—	1,793,705	1,731,034	—	1,731,034
Cost of sales	(1,292,491)	—	(1,292,491)	(1,255,580)	—	(1,255,580)
Gross profit	501,214	—	501,214	475,454	—	475,454

Distribution costs	(149,193)	—	(149,193)	(156,208)	—	(156,208)
Administrative expenses	(211,488)	—	(211,488)	(243,560)	—	(243,560)
Other operating income	369	729	1,098	508	2,357	2,865
Other operating expenses	—	(11,140)	(11,140)	492	(41,268)	(40,776)
Operating profit	140,902	(10,411)	130,491	76,686	(38,911)	37,775

Finance costs	(124,268)	(59,962)	(184,230)	(111,278)	—	(111,278)
Finance income	39,804	—	39,804	43,883	—	43,883
Share of associates’ profit (after tax)	753	—	753	584	—	584
(Loss) before income tax	57,191	(70,373)	(13,182)	9,875	(38,911)	(29,036)

Income tax expense			(24,235)			(5,303)
(Loss) for the financial period			€(37,417)			€(34,339)

Attributable to:
Equity holders of the Company			(41,146)			(37,471)
Minority interest			3,729			3,132
(Loss) for the financial period			€(37,417)			€(34,339)

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Smurfit Kappa Funding plc

Segmental Analyses

Revenue and Results

	Packaging	Specialties	Total	Packaging	Specialties	Total
	Mar 31, 2007			Mar 31, 2006
	€’000	€’000	€’000	€’000	€’000	€’000
Group and third party revenue	2,322,092	306,201	2,628,293	2,220,388	308,116	2,528,504
Inter-segment revenue	(752,971)	(81,617)	(834,588)	(720,108)	(77,362)	(797,470)
Third party revenue (external)	€1,569,121	€224,584	€1,793,705	€1,500,280	€230,754	€1,731,034

Segment results-pre exceptionals	157,598	8,267	165,865	76,696	10,102	86,798
Exceptional items	(1,869)	78	(1,791)	(41,268)	—	(41,268)
Segment results-post exceptionals	155,729	8,345	164,074	35,428	10,102	45,530
Unallocated centre costs-pre exceptionals			(24,963)			(10,112)
Group centre exceptional items			(8,620)			2,357
Operating profit			130,491			37,775
Share of associates’ profit/(loss) (after tax)	1,411	(658)	753	961	(377)	584
Finance costs			(184,230)			(111,278)
Finance income			39,804			43,883
(Loss) before income tax			€(13,182)			€(29,036)

3

Smurfit Kappa Funding plc

Group Balance Sheet

	Mar 31, 2007	Mar 31, 2006
	€’000	€’000
Non-current assets
Property, plant and equipment	3,337,656	3,445,213
Goodwill and intangible assets	2,458,937	2,505,852
Biological assets	69,224	63,082
Investment in associates	76,891	79,792
Available for sale financial assets	44,688	74,510
Amounts due from parents	172,006	154,565
Trade and other receivables	9,180	15,694
Derivative financial instruments	10,104	7,044
Deferred income tax assets	302,018	315,457
	6,480,704	6,661,209
Current assets
Inventories	646,592	670,214
Biological assets	8,917	5,873
Trade and other receivables	1,447,746	1,344,753
Derivative financial instruments	16,979	16,734
Cash and cash equivalents	566,738	191,649
Assets held for sale	5,000	75,969
	2,691,972	2,305,192
Total assets	€9,172,676	€8,966,401
Equity
Equity share capital	40	40
Capital reserves	2,590,598	1,689,043
Retained earnings	(595,297)	(524,332)
Total shareholders equity	1,995,341	1,164,751
Minority interest	139,206	135,463
Total equity	2,134,547	1,300,214
Non-current liabilities
Interest-bearing loans and borrowings	4,007,546	4,617,230
Employee benefits	584,788	676,430
Deferred income tax liabilities	536,381	561,382
Non current taxes payable	29,477	28,703
Provisions for liabilities	86,938	46,708
Government grants	13,003	14,925
Total non-current liabilities	5,258,133	5,945,378
Current liabilities
Interest-bearing loans and borrowings	140,153	130,972
Trade payables and other payables	1,426,690	1,372,746
Current income tax liabilities	32,478	21,274
Derivative financial instruments	127,911	81,340
Provisions	52,764	84,673
	1,779,996	1,691,005
Liabilities held for sale	—	29,804
	1,779,996	1,720,809
Total liabilities	7,038,129	7,666,187
Total equity and liabilities	€9,172,676	€8,966,401

4

Smurfit Kappa Funding plc

Group Statement of Recognized Income and Expense

	3 months to	3 months to
	Mar 31, 2007	Mar 31, 2006
	€’000	€’000
Items of income and expense recognized directly within equity:

Foreign currency translation adjustments on foreign operations	(30,608)	(29,735)
Net change in fair value of available for sale financial assets	—	(7)
Net movement to cash flow reserve	655	16,522
Actuarial (loss)/gain on defined benefit plans	(8,906)	21,291
Income tax on income and expense recognized directly within equity	575	(399)
(Loss) for the financial period	(37,417)	(34,339)
Total recognized income and expense for the financial period	€(75,701)	€(26,667)
Attributable to:

Equity holders of the company	(78,564)	(27,127)

Minority interest	2,863	460
	€(75,701)	€(26,667)

Reconciliation of Movements in Shareholder’s Funds

	3 months to	3 months to
	Mar 31, 2007	Mar 31, 2006
	€’000	€’000
At beginning of period	1,285,088	1,324,936
(Loss) for the period	(41,146)	(37,471)
Minority interest	1,997	3,081
Actuarial (loss)/gain recognized in retirement benefit schemes	(8,301)	20,532
Capital contribution	913,655	—
Share-based payment expense	13,237	2,009
Cash flow hedging reserve	625	16,869
Fair value reserve	—	(7)
Translation adjustments on foreign currency net investments	(30,608)	(29,735)
At end of period	€2,134,547	€1,300,214

5

Smurfit Kappa Funding plc

1. GENERAL INFORMATION

SK Funding plc (“SK Funding”) was incorporated on June 12, 2002. On October 2, 2002, SK Acquisitions, a wholly owned subsidiary of SK Funding acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, SK Funding had no operations.

On December 1, 2005 Smurfit Kappa Group Limited (“SKGL”), (the then ultimate parent of SK Funding), SK Acquisitions, and the shareholders of Kappa Holding BV (Kappa) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure resulted in the then existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s shareholders owned approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa debt and the existing SK Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfillment of an agreed schedule of commitments to dispose of a number of businesses. This transaction was accounted for as a purchase by SK Funding.

The fair value exercise relating to the acquisition of Kappa was provisional at December 31, 2005 and was finalized during 2006.  The significant adjustments were in respect of the fair value of land and buildings, plant and equipment, assets held for sale, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans were completed and resulted in a decrease in the pension liability of €24 million. We also completed the exercise in relation to land and buildings and plant and equipment, which resulted in an increase in fixed assets of €53 million. Assets held for sale were fair valued to reflect the final proceeds from the sale of Kappa Graphic Board, which resulted in an increase in goodwill of over €50 million. The acquisition of Kappa resulted in an increase in goodwill of over €1.1 billion.

On March 14, 2007, Smurfit Kappa Group plc (SKG plc) (the ultimate parent of SK Funding) completed an initial public offering, with the placing to institutional investors of 78,787,879 new ordinary shares in SKG plc (the “Ordinary Shares”), a company formed in January 2007 as the ultimate holding company for the Group. This offering, together with the issue of an additional 11,818,181 Ordinary Shares, generated gross proceeds of €1,495 million, which were used to repay certain debt obligations as set out in Note 6 and to prepay the shareholder PIK note issued in connection with the merger. Trading in the shares on the Irish Stock Exchange and on the London Stock Exchange commenced on March 20, 2007. The additional shares were issued on Admission by Deutsche Bank acting as stabilizing manager under an over-allocation option representing shares up to a maximum of 15% of the total number of shares comprised in the initial public offering.

2. BASIS OF PREPARATION

This quarterly financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (“IFRS”) in issue that either are adopted by the EU and effective (or available for early adoption) at December 31, 2007 or are expected to be adopted and effective (or available for early adoption) at December 31, 2007, the Group’s first annual reporting date at which it will apply IFRS adopted by the EU.  Based on these recognition and measurement requirements, management has made assumptions about the accounting policies expected to be applied when the first annual financial statements are prepared in accordance with IFRS adopted by the EU for the financial year ending December 31, 2007.  The preliminary accounting policies applied on that basis in the preparation of this quarterly financial information by SK Funding, which are consistent with those applied by SKG plc, are set out in appendix 1 to this document together with a detailed reconciliation of the impact of the application of these policies on the period ended March 31, 2006 and the year ended December 31, 2006 which have been restated on a comparable basis.

The consolidated financial information as of and for the quarter to March 31, 2007 is unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial information. The financial information does not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group financial statements would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2006 will be filed with the Irish Registrar of Companies in due course.

6

IFRS differs in certain significant respects from US GAAP. A detailed discussion of those differences will be included in SK Funding’s report for the quarter ending June 30, 2007. Audited consolidated financial statements for the year ended December 31, 2006 in accordance with Irish GAAP have been filed with the Securities and Exchange Commission on Form 20-F. Reconciliations from Irish GAAP to US GAAP are included in that filing.

Operating results for the three months of 2007 are not necessarily indicative of the results that may be expected in future periods.

3. ACCOUNTING POLICIES

The accounting policies adopted in compliance with IFRS and which the Group expects to apply in preparing its financial statements for the year ended December 31, 2007, are set out in appendix 1.

USE OF ESTIMATES

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

•                  estimation of recoverable amount of goodwill

•                  estimates in relation to income taxes

•                  fair value of derivatives and other financial instruments

•                  measurement of defined benefit obligations.

7

4. EMPLOYEE POST RETIREMENT SCHEMES – DEFINED BENEFIT COST

The table below sets out the components of the defined benefit expense for the period:

	3 Months to	3 Months to
	Mar 31, 2007	Mar 31, 2006
	€000	€000

Current service cost	13,133	15,881
Past service cost	—	145
Loss on settlements	28	—
Actuarial gains and losses arising on long-term employee benefits other than defined benefit schemes	(28)	(2)
	13,133	16,024

Expected return on scheme assets	(22,119)	(20,261)
Interest cost on scheme liabilities	24,443	23,244
Other financial expense	2,324	2,983

Defined benefit expense	€15,457	€19,007

The disclosures above reflect the requirements of IFRS 19 – Employee Benefits. Included in cost of sales and net operating expenses is a total defined benefit expense of €13,133,000 for the first quarter of 2007 (2006: €16,024,000). Expected Return on Scheme Assets is included in Finance Income and Interest Cost on Scheme Liabilities is included in Finance Expense in the Consolidated Statement of Operations.

5. ANALYSIS OF NET DEBT

	Mar 31, 2007	Mar 31, 2006
	€000	€ ’000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	(6,777)	26,968
Restructuring facility (2) – interest at relevant interbank rate + 2.25% until converts to Term Loan	103,200	—
Tranche A Term loan (3a) – interest at relevant interbank rate + 2.25%	443,107	473,871
Tranche B Term loan (3b) – interest at relevant interbank rate + 2.50% Eur & 2.375% Usd	1,143,143	1,146,050
Tranche C Term loan (3c) – interest at relevant interbank rate + 3.00% Eur & 2.875% Usd	1,142,593	1,145,911
Yankee bonds (including accrued interest) (4)	221,608	243,196
Bank loans and overdrafts / (cash)	(457,703)	(108,326)
2011 Receivables securitization floating rate notes (including accrued interest) (5)	204,971	203,664
	2,794,142	3,131,334
2012 Bonds (including accrued interest) (6)	333,344	944,758
2015 Cash pay subordinated notes (including accrued interest) (7)	359,689	373,315
Net debt before finance leases	3,487,175	4,449,407
Capitalized leases	87,009	107,146
Net debt including leases - SK Funding plc	3,574,184	4,556,553
Balance of revolving credit facility reclassified to debtors	6,777	—
Net debt after reclassification - SK Funding plc	€3,580,961	€4,556,553

8

NOTES TO THE ANALYSIS OF NET DEBT

(1)                   Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012.

(Revolver Loans = €0m, Drawn under Ancillaries & LC’s = €4.2m)

(2)                   Restructuring credit facility of €275 million (available under the senior credit facility).

(3a)             Term Loan A due to be repaid in certain installments up to 2012.

(3b)            Term Loan B due to be repaid in full in 2013.

(3c)             Term Loan C due to be repaid in full in 2014.

(4)                   7.50% senior debentures due 2025 of $292.3 million.

(5)                   Receivables securitization floating rate notes mature September 2011.

(6)                   10.125% senior notes due 2012 of €131 million and 9.625% senior notes due 2012 of $280 million.

(7)                   €217.5 million 7.75% senior subordinated notes due 2015 and US$200.0 million of 7.75% senior subordinated notes due 2015.

6. REFINANCING TRANSACTIONS

On December 1, 2005 Smurfit Kappa Group (SKG) was formed with the merger of the operations of Jefferson Smurfit Group (JSG) and Kappa. The completion of the merger was financed through a new senior credit facility for the combined group. The senior credit facility comprises a €443 million amortizing A Tranche maturing in 2012, a €1,143 million B Tranche maturing in 2013 and a €1,143 million C Tranche maturing in 2014. In addition the new facility includes €875 million in committed lines including a €600 million revolving credit facility of which €4.2 million was drawn under ancillary facilities or facilities supported by letters of credit, and a €275 million restructuring facility of which €103 million was borrowed, as at March 31, 2007.  In the year ended December 31, 2006, €33 million was repaid on the Tranche A facility, €32 million of which was funded from the net proceeds of EU regulatory disposals.

The proceeds of the new senior credit facility were used (a) to refinance 10.625% Senior Subordinated Notes and 12.5% Senior Subordinated Discount Notes due 2009 of Kappa Beheer B.V. (“the Kappa Bonds”) (b) to refinance existing JSG and Kappa senior credit facilities (c) to fund the cash consideration payable to the Kappa shareholders and (d) to fund the costs associated with the merger.

In March 2007, SK Holdings plc (“SK Holdings”) (the indirect parent of SK Funding) completed a tender offer and consent solicitation for its 11.5% senior PIK notes due 2015 (the “PIK notes”). 90% of the PIK notes were tendered in the tender offer. SK Holdings used a portion of the net proceeds from the initial public offering proceeds it received from SKG plc to finance the repurchase of notes and to pay fees and expenses related to the tender offer. The 10% of PIK notes not tendered in the tender offer were redeemed in April 2007.

In March 2007, SK Funding completed a tender offer for up to $470 million of its outstanding 9.625% Dollar Senior Notes due 2012 (the “Dollar senior notes”) and up to €219 million of its outstanding 10.125% euro Senior Notes due 2012 (the “euro senior notes”). In April 2007, SK Funding completed a further tender offer for up to $208 million of its outstanding Dollar senior notes and up to €98 million of its outstanding euro senior notes. Upon completion of the second tender offer, $72 million aggregate principal amount of Dollar senior notes and €33 million of euro senior notes remained outstanding. SK Funding used the net proceeds from the initial public offering proceeds it received from SKG plc to finance the repurchase of notes and to pay fees and expenses related to the tender offers.

9

7. shareholders’ equity

The equity of SK Funding is mainly represented by ordinary shares of €0.001 of which 40,000,000 (€40,000) were called up, issued and fully paid and capital contributions of €1,603,307,000.

In September 2002, SKCL (now SKGL) adopted the 2002 Management Equity Plan (the ‘2002 Plan’). The 2002 Plan provided for the issuance of convertible equity shares for a nominal value of €0.001 each through long-term equity incentive awards to eligible employees, officers, and directors (‘Participants’). Each award was comprised of class A, class B and class C convertible shares in SKCL, proportioned as 40%, 40% and 20%, respectively. Class A convertible shares vest over a three year period ending on December 31, 2007. Class B and class C convertible shares vest over the same time period if certain internal rate of return performance requirements are met. Vesting for all three classes of convertible shares is conditional on the Participant remaining employed by the Group. On vesting, each class of convertible shares would automatically convert into class D convertible shares. Subject to certain criteria, these class D convertible shares could then be converted into ordinary shares of SKCL upon payment of an agreed upon conversion price, usually the fair market value of SKCL ordinary shares at the date of the original grant. Each award has a life of seven years from the date of issuance of the class A, class B or class C convertible shares. Also, certain restrictions apply on transferring convertible or ordinary shares. When a Participant terminates employment, SKCL reserves the right to redeem or purchase the convertible shares and any ordinary shares issued as a result of conversion.

In February 2004, the 2002 Plan was amended (the ‘2004 Plan’) and restated to, among other things, provide a clause that creates variability in the exercise price for the equity awards based upon interest accrued on the senior PIK notes of SK Holdings. In addition, the awards were exchanged for an identical number of shares in SKGL in 2005. These changes to the 2002 Plan took effect in February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

In December 2005, the 2004 Plan was amended (the ‘2005 Plan’). In this amendment SKGL gave Participants the opportunity to exchange their awards of class A, class B and class C convertible shares for an equal number of class E, class F and class G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular class of convertible shares. The main changes to the vesting conditions were that the vesting dates were changed to the three years ending December 31, 2010 and the performance criteria for the class F and class G convertible shares were slightly different to those for the class B and class C convertible shares, which they replaced. Additionally, SKGL introduced class H convertible shares, which automatically convert into class I convertible shares upon vesting which then can be converted into ordinary shares of SKGL. The vesting provisions for class H convertible shares are similar to class F convertible shares except that once converted into class I convertible shares, they are not subject to the variable exercise price that the other classes of convertible shares possess. The life of awards of the class E, F, G, and H convertible shares ends on December 1, 2012. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment. The opportunity to exchange the convertible shares under the 2005 Plan occurred in the first quarter of 2006.

In February 2007, the awards were exchanged for an identical number of shares in SKG plc.  In March 2007, prior to the IPO of SKG plc, the 2005 Plan was amended (the ‘2007 Plan’).  whereby, upon the IPO taking effect, all of the B, C, F, G and H convertible shares that were not converted to D or I convertible shares would be re-designated as A1, A2 and A3 convertible shares (as to one-third of each aggregate holding in respect of each class). The A1, A2 and A3 convertible shares will automatically convert on a one-to-one basis into D convertible shares on the first, second and third anniversaries respectively of the IPO, provided their holder remains an employee of the Group at the relevant anniversary. The D convertible shares resulting from these conversions are convertible on a one-to-one basis into ordinary shares, at the instance of the holder, upon the payment by the holder of the agreed conversion price. The life of the D convertible shares arising from the vesting of these new classes of convertible share ends on March 20, 2014.

Upon the IPO becoming effective, all of the class A, E, F and H convertible shares and 80% of the class B convertible shares vested and were converted into D convertible shares.  The class C, class G and 20% of the class B convertible shares did not vest and were re-designated as A1, A2 and A3 convertible shares as explained above.

10

Subject to certain conditions the convertible shares may become vested at the discretion of the board of directors of SKGL at any time. The plans provide for equity settlement only, no cash settlement alternative is available.

As of March 31, 2007, SKG plc had issued 10,404,608 convertible shares. A summary of the activity under the 2002 Plan, as amended, for the four years ended March 31, 2007 is presented below:

Shares	Class of Convertible shares
000’s	A	B	C	D	E	F	G	H	A1	A2	A3	Total

Apr. 2003 Allotted	3,118.9	3,118.9	1,559.5	—	—	—	—	—	—	—	—	7,797.3

Oct. 2003 Allotted	176.3	176.3	88.0	—	—	—	—	—	—	—	—	440.6
Balance Dec. 2003	3,295.2	3,295.2	1,647.5	—	—	—	—	—	—	—	—	8,237.9

Mar. 2004 Allotted	41.5	41.5	20.8	—	—	—	—	—	—	—	—	103.8
Balance Dec. 2004	3,336.7	3,336.7	1,668.3	—	—	—	—	—	—	—	—	8,341.7

Dec. 2005 Allotted	—	—	—	—	—	—	—	2,062.9	—	—	—	2,062.9
Converted	(170.4)	—	—	170.4	—	—	—	—	—	—	—	—
Balance Dec. 2005	3,166.3	3,336.7	1,668.3	170.4	—	—	—	2,062.9	—	—	—	10,404.6

Feb. 2006 Exchanged	(2,825.6)	(2,825.6)	(1,412.8)	—	2,825.6	2,825.6	1,412.8	—	—	—	—	—

Converted	(112.1)	—	—	112.1	—	—	—	—	—	—	—	—

Converted & reissued	(97.9)	(97.9)	(48.9)	—	97.9	97.9	48.9	—	—	—	—	—
Balance Dec. 2006	130.7	413.2	206.6	282.5	2,923.5	2,923.5	1,461.7	2,062.9	—	—	—	10,404.6
Vested into D	(130.7)	(330.6)	—	8,371.2	(2,923.5)	(2,923.5)	—	(2,062.9)	—	—	—	—

Converted into A1, A2 & A3	—	(82.6)	(206.6)	—	—	—	(1,461.7)	—	583.7	583.7	583.6	—

Balance Mar. 2007	—	—	—	8,653.6	—	—	—	—	583.7	583.7	583.6	10,404.6

Exercisable Mar. 2007	—	—	—	8,653.6	—	—	—	—	—	—	—	8,653.6

The exercise price for all D convertible shares other than those derived from Class H convertibles at March 31, 2007 was €4.28. The exercise price for D convertible shares derived from Class H convertibles was €5.69 at March 31, 2007. The weighted average remaining contractual life of all the awards at March 31, 2007 was 5.71 years.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report covers the results of SK Funding, together with its subsidiaries.  Comparability of the operating results for the three months ended March 31, 2007 and March 31, 2006 is impacted to some extent by the closures effected during 2006 as part of the restructuring programme undertaken in Europe following the merger and by the disposal in early October 2006 of the operations required to be sold under the terms of the E.U. approval of the merger of the operations of JSG and Kappa. There are no discontinued operations in the period.

GENERAL

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality has arisen, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant, although the merger of JSG and Kappa has materially increased our market share and scale. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

MARKET OVERVIEW

Europe

SK Funding’s results for the first quarter of 2007 reflect the continued strong demand environment in Europe and the benefit of the positive price momentum, which developed from the last quarter of 2005. The benefit of higher selling prices for our mills has been partly offset, however, by higher raw material prices in the first quarter of 2007 while our corrugated operations face the challenge of recovering the containerboard prices increases through higher box prices.

Five containerboard price increases were implemented in Europe from the fourth quarter of 2005 to the end of 2006. This positive trend has continued into 2007 with a €30 per metric ton increase for recycled containerboard being implemented during the first quarter with a second increase announced for June, primarily to recover the significant increase in recovered fibre costs. Strong export pull has caused the cost of recovered paper to rise during the quarter and wood prices are experiencing an upward cost trend also as competition from bio-mass projects increases. Compared to recycled containerboard, European kraftliner pricing has been somewhat weaker reflecting an increased level of imports from the United States, prompted by slow domestic demand in the U.S. and the relatively high European prices.

The impact of recovered paper and wood prices has resulted in margin compression within our paper operations in the first quarter resulting in the second price increase in June. There is likely to be a time lag in the recovery of the extra paper price increases from corrugated pricing, although this will be helped by a continuing good demand environment.

Our corrugated shipments (excluding the operations closed and sold in 2006) were approximately 1% higher in the first quarter of 2007 compared to the same period in 2006. This was lower than market growth, reflecting our price leadership position. Our containerboard volumes were flat year-on-year, with higher recycled containerboard volumes offset by lower kraftliner volumes, reflecting the temporary closure of Facture’s PM-6 following a fire in early January.

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Market conditions remain challenging for several of our specialty businesses, particularly solidboard packaging and paper sacks as we seek to get the increased board and sack kraft paper price increases through to solidboard packaging and sack prices. In addition, our graphicboard and solidboard mills have faced higher recovered fibre costs during the first quarter, offsetting the benefit of higher selling prices.

Latin America

While market conditions varied from country to country, demand growth was generally positive across the Latin American region with our operations reporting another good performance in the first quarter of 2007. Overall containerboard and corrugated volumes were higher than in the same period in 2006 by approximately 6% and 10% respectively. The lower growth in containerboard volumes reflects capacity constraints in certain of our mills, mainly in Colombia and Mexico.

Disposals and closures

European Union approval of the merger of the operations of JSG and Kappa was given in November 2005 subject to the disposal of eight facilities in Europe. These included Kappa’s two graphic board mills in Holland along with JSG’s Dutch solid board mill and converting operation, four corrugated facilities (two in Sweden and two in Denmark) and a partition facility in Scotland. The sale of the eight facilities was completed in early October 2006 with the cash proceeds received in the fourth quarter.

We also closed a number of facilities during 2006 as part of the significant restructuring programme adopted following the merger. This programme involved the restructuring of our European paper mills and converting plants and the rationalization of our head office function. While these closures did not have a material impact on the comparison of the results in pre-exceptional terms, they did result in significant charges for reorganization and restructuring costs over the course of 2006.

RESULTS OF OPERATIONS

FIRST QUARTER 2007 COMPARED TO FIRST QUARTER 2006

Revenue from continuing operations amounted to €1,794 million for the first quarter of 2007 compared to €1,731 million in the same period in 2006. The true underlying growth in revenue is understated, however, as a result of the absence in 2007 of operations sold or closed during 2006, which reduced sales by approximately €32 million and €10 million, respectively. Although we closed several operations during 2006, this did not have a material impact on third party revenue, with the mills involved having been largely integrated with our own corrugated plants. The disposals were those required by the E.U. merger control authorities. Currency movements of €15 million, primarily arising in Latin America, also had a negative impact on the year-on-year comparison. Allowing for the impact of disposals, closures and currency, the underlying move in sales revenue was an increase of €120 million. This increase, the equivalent of approximately 7%, arose primarily in Europe although the relative scale of the growth in revenue was greater in Latin America.

Gross revenue from our Packaging segment increased by approximately 5% from €2,220 million in the first quarter of 2006 to €2,322 million in 2007. This segment comprises our European packaging operations and our Latin American operations in total. With our level of internal sales unchanged at over 32%, the year-on-year increase of €69 million in third party revenue also represented approximately 5%. However, allowing for the impact of disposals, closures and currency, the underlying move in revenue was an increase of €117 million. Of the disposals required by the E.U. merger control authorities, all but the Loenen solidboard operation were within SKG’s Packaging segment.

With both containerboard and corrugated volumes relatively flat year-on-year in Europe, revenue growth was driven primarily by improved selling prices. On the mill side, higher recycled containerboard volumes were offset by lower kraftliner volumes, primarily as a result of the temporary shut of Facture’s PM-6, the brown kraftliner machine, following a fire at the mill in early January. The machine re-started production on April 5, but approximately 100,000 tonnes was lost during the closure period. In Latin America, our operations benefited in 2007 from a combination of higher sales volumes and higher average selling prices.

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Both gross and third party revenue from our Specialties segment decreased slightly year-on-year due to the absence in the first quarter of 2007 of the Loenen solidboard operation. Third party revenue decreased from €231 million in the first quarter of 2006 to €225 million in 2007. Allowing for the €9 million of revenue generated by Loenen in 2006, the underlying year-on-year move was an increase of €3 million - the equivalent of approximately 1%. Market conditions remain relatively difficult for several of our specialty businesses as we seek to refocus them on their appropriate markets and re-size them accordingly. An exception to this was our bag-in-box operations, which continue to perform well.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With higher third party revenue in the first quarter of 2007, cost of sales increased also, representing 72.1% of revenue, compared to 72.5% in the first quarter of 2006. The lower proportion reflects the positive impact of higher average selling prices in 2007, the benefit of which more than offsets the increases coming from higher recovered fibre costs. Energy costs were broadly unchanged year-on-year. Gross profit for the first quarter of 2007 amounted to €501.2 million compared to €475.5 million in 2006.

Distribution costs in the first quarter of 2007 amounted to €149.2 million compared to €156.2 million in 2006. While currency movements had a modest overall impact, disposals accounted for €3.9 million of the decrease, leaving an underlying decrease of €3.1 million. This decrease, the equivalent of almost 2%, was in turn a combination of lower costs in Europe and higher volume driven costs in Latin America. With volumes relatively flat in Europe, partly as a result of the temporary shut at Facture, the decrease in costs resulted mainly from the synergistic benefits of the JSG/Kappa merger on our distribution system.  As a percentage of revenue, distribution costs represented 8.3% in the first quarter of 2007 compared to 9.0% in 2006.

Including a consequential loss insurance credit of €28.0 million in respect of the Facture fire, administrative expenses in the first quarter of 2007 amounted to €211.5 million compared to €243.6 million in 2006. Without the benefit of the credit, our administrative expenses in 2007 would have been a more comparable €239.5 million. With disposals and currency movements accounting for €6.2 million and €0.9 million of the decrease respectively, the underlying year-on-year move was a modest increase of €3.0 million (the equivalent of approximately 1%), despite the significantly higher charge for share-based payments in 2007. As a percentage of revenue, administrative expenses as reported represented 11.8% in the first quarter of 2007. Excluding the insurance credit, administrative expenses represented 13.3% of revenue compared to 14.1% in 2006, with the decrease reflecting the higher average selling prices in 2007 and synergies arising from the merger.

After other operating income, our pre-exceptional operating profit for the first quarter was €140.9 million compared to €76.7 million in 2006. The total for the first quarter of 2007 comprises profits of €157.6 million and €8.3 million from our packaging and specialties segments respectively less unallocated centre costs (including a €13.2 million charge in respect of share based payments) of €25.0 million. The total for the first quarter of 2006 comprised profits of €76.7 million and €10.1 million from our packaging and specialties segments respectively less unallocated centre costs (including a €2.0 million charge in respect of share based payments) of €10.1 million.

At €157.6 million for the first quarter of 2007, the operating profit from our packaging segment was more than double the comparable result in 2006, primarily reflecting the strong improvement in selling prices across our European mill and conversion operations. The impact on the results of the temporary closure of Facture’s PM-6 was covered by the consequential loss insurance credit. Although closures and disposals had no material impact on the year-on-year move, the strength of the euro relative to the local currencies reduced our earnings from Latin America by approximately €3.0 million, partly offsetting the underlying improvement in the results from the region.

The operating profit from our specialties segment amounted to €8.3 million in the first quarter of 2007, compared to €10.1 million in 2006. While the absence in 2007 of the Loenen solidboard operation contributed approximately €0.5 million to the year-on-year decrease in earnings, the primary reason was a reduced level of profitability across the solidboard operations against the backdrop of competitive market conditions as we moved its focus away from competing with other corrugated operations. Overall volumes were lower year-on-year in the conversion plants, which had an adverse knock-on effect on our mills.

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Unallocated centre costs at €25 million in the first quarter of 2007 were considerably higher than in 2006, primarily as a result of the increased charge for share-based payments, which reflected the accelerated vesting of benefits as a result of the IPO. In addition, the year-on-year increase arose from a combination of higher professional fees in 2007 in respect of Sarbanes-Oxley compliance and the benefit in 2006 of a one-off gain.

Exceptional operating income in 2007 of €0.7 million related to disposal gains, mainly in respect of Jonsac and the PM-2 from our Mengibar mill in Spain. The amount reported is net of a small goodwill write-off. In the first quarter of 2006, we reported a disposal gain of €2.4 million in respect of surplus land in the United Kingdom. Exceptional other operating expenses of €11.1 million comprised reorganisation and restructuring costs and the exceptional costs arising from the IPO. In the first quarter of 2006, exceptional other operating expenses amounted to €41.3 million in respect of reorganization and restructuring costs.

After exceptional expenses, our total operating profit for the first quarter of 2007 was €130.5 million compared to €37.8 million in 2006.

INTEREST EXPENSE AND TAXES

Pre-exceptional net finance costs (costs of €124.3 million less income of €39.8 million) amounted to €84.5 million in the first quarter of 2007 compared to €67.4 million in 2006. Our finance income in 2006 included a gain of €8.3 million on the fair value of derivatives and a foreign currency translation gain of €11.7 million reflecting the relative strength of the euro against the U.S. dollar. Given the repayment of the majority of our dollar denominated debt with the proceeds of the IPO, no similar translation gain arose in 2007. The gain of the fair value of derivatives in 2007 was €5.6 million. With the IPO having a limited impact on the quarter, our cash interest cost at €85.7 million in 2007 was slightly higher than in the first quarter of 2006 as a result of rate increases in the intervening period. Exceptional finance costs of €60.0 million arose in 2007 following our use of the proceeds from the IPO to pay down debt. These costs comprise refinancing costs of €47.0 million and the non-cash accelerated amortisation of debt costs of €13.0 million.

Including our share of associates’ operating profit (after tax), which related mainly to Duropack, our principal remaining European associate, pre-exceptional profit before tax was €57.2 million compared to €9.9 million in 2006. Including exceptionals at €70.4 million, our total result for the first quarter of 2007 was a loss of €13.2 million, compared to a loss of €29.0 million in 2006.

Reflecting the improvement in our underlying earnings, the accounting tax charge in the first quarter of 2007 was €24.2 million compared to €5.3 million in 2006. After taxation and minorities, the net loss for the first quarter of 2007 was €41.1 million compared to €37.5 million in 2006.

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LIQUIDITY AND CAPITAL RESOURCES

 Summary cash flows for the first quarter are set out in the following table.

	3 months to	3 months to
	Mar 31, 2007	Mar 31, 2006
	€ Million	€ Million
Loss before tax - subsidiaries	(14)	(30)
Exceptional items	—	25
Depreciation and depletion	89	91
Amortization of intangible assets	11	11
Non cash interest expense (including fair value of derivatives)	12	(2)
Refinancing costs	47	—
Share-based payments	13	2
Working capital change	(28)	(69)
Current provisions	(38)	—
Capital expenditure	(68)	(77)
Change in capital creditors	(38)	(4)
Sale of fixed assets	2	9
Tax paid	(11)	(11)
Other	(15)	(12)

Free cash flow	(38)	(67)

Investments	(1)	(34)
Sale of businesses and investments	4	1
Capital contribution from SKG plc	914	—
Dividends paid to minorities	(4)	(3)
Acquisition costs and fees	—	(1)
Transfer of cash to affiliates	(12)	(2)
Refinancing costs	(47)	—

Net cash inflow/(outflow)	816	(106)
Net debt disposed	1	—
Deferred debt issue costs amortized	(17)	(5)
Derivatives - increase/(decrease) in liability on cross currency swaps	6	6
Currency translation adjustments	2	—

Decrease/(increase) in net borrowing	€808	€(105)

Free Cash Flow

We use the non-GAAP financial measure of “free cash flow” as a measure of operating performance and as a measure of liquidity. EBITDA is our primary measure of operating performance, and we use free cash flow to measure cash flows associated with EBITDA. Free cash flow is used by management to assess and understand our sources and uses of cash and to identify underlying trends in our business. Free cash flow is used by management to assess our ability to generate cash flow to reduce debt and invest in our business.

We believe that this financial measure is important to help us monitor and communicate to investors our efforts as it shows the cash inflows and outflows from our operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities. The format of this simplified cash flow statement was developed in response to comments received from the users of our financial statements, primarily lenders and analysts, who stated that the detailed statutory cash flow statement included in our financial statements was not user friendly and did not match the models they used for investment decisions.

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We define free cash flow as income before tax adding back non-cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash inflows in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee postretirement and profit sharing benefits, and dividends received from associates. In addition we adjust for refinancing costs expensed to enable us to show total outflows from refinancing activities (including outflows capitalized as intangible assets) as a single line item in the financing section of the cash flow statement. Similarly, we adjust for the gain or loss on the disposal of businesses to enable us to show the total sale proceeds in the financing section of the cash flow statement.

You should not consider free cash flow in isolation or as a substitute for cash flow from operating activities. In addition, it may not be comparable to similarly described measures used by other entities, as not all companies and analysts calculate this non-GAAP measure in the same way. A reconciliation between net income/ (loss) and consolidated statement of cash flows to free cash flow is set out on page 18 of this report.

FIRST QUARTER 2007 COMPARED TO FIRST QUARTER 2006

Free cash flow for the first quarter of 2007 was a net outflow of €38 million compared to €67 million for the same period in 2006. The lower outflow in 2007 reflects a combination of the improved profitability of our operations and a lower working capital outflow as partly offset by higher outflows for current provisions and the combination of capital expenditure and the move in capital creditors.

The underlying improvement in year-on-year profitability is masked by the significant finance costs incurred in 2007 in respect of the early paydown of debt following the IPO. These costs comprise the accelerated amortisation of debt issue costs of €13 million, which is included within the non-cash interest add-back of €12 million (which comprises non-cash interest of over €17 million net of a gain on the fair value of derivatives), and the refinancing costs of €47 million, both of which are added back in arriving at free cash flow for the quarter. Conversely, the loss for the first quarter of 2006 was after significant reorganization and restructuring costs, the unpaid portion of which was added back in the cash flow statement.

The working capital outflow in the first quarter of 2007 was €28 million with increased debtors and, to a lesser extent, stocks partly offset by increased creditors. The comparative increase in the first quarter of 2006 was €69 million. Working capital at March 31, 2007 amounted to €677 million, which represented 9.4% of annualized revenue compared to 8.9% at December 31, 2006 and 9.5% at March 31, 2006.

The outflow of €38 million in the first quarter in respect of current provisions related mainly to the payment of €25 million in reorganization and restructuring charges incurred in 2006 and to the payment of €9 million under our settlement of legal issues in the Dominican Republic.

Capital expenditure at €68 million in the first quarter of 2007 represented approximately 76% of depreciation. While expenditure for the full year to December 2006 represented 98% of depreciation, the expenditure of €77 million in the first quarter represented 85%. For the full year 2007, we anticipate higher levels of expenditure over the remainder of the year with a ratio to depreciation of approximately 90%. Tax payments were similar year-on-year.

The impact of the equity contribution following the IPO by Smurfit Kappa plc is seen within the financing and investment activity section of the cash flow, with the contribution of €914 million partly offset by the refinancing costs of €47 million in respect of the early paydown of debt. As noted in the context of the Income Statement, exceptional interest costs of €60 million comprise the refinancing costs and a charge of €13 million in respect of the accelerated amortization of debt costs.

Otherwise, cash flows from financing and investment activity were relatively modest in the first quarter of 2007, while the main outflow in 2006 was the payment of the deferred consideration of € 34 million to the former Kappa shareholders. With the surplus from financing and investment activity more than offsetting the deficit at the level of free cash flow, the net cash inflow for the first quarter of 2007 was €816 million compared to an outflow of €106 million in the same period in 2006.

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Net borrowing decreased by €808 million in 2007 with the net inflow for the quarter augmented by €6 million in respect of currency swaps, a modest positive currency adjustment of €2 million and the disposal of debt in respect of Jonsac while offset by €17 in respect of the amortization of debt issue costs (including the accelerated amortization of €13 million).  The currency adjustment on our net borrowing was very much lower than in past given the reduction in our exposure, particularly to the U.S. dollar, following the repayment of the majority of our dollar denominated debt with the proceeds of the IPO.

Net borrowing in SK Funding amounted to €3,581 million at March 2007 compared to €4,389 million at December 2006.

Reconciliation of net income to free cash flow

	3 months to	3 months to
	Mar 31, 2007	Mar 31, 2006
	€ Million	€ Million
Cash flows from operating activities
Net losses	(37)	(34)
Adjustment for
Taxation	24	5
Loss/(profit) on sale of assets and businesses - continuing operations	(1)	(2)
Amortization of government grants	—	(1)
Share-based payments	13	2
Amortization of intangible assets	11	11
Share of profit of associates	(1)	(1)
Depreciation charge	90	93
Net finance costs	144	67
Change in inventories	(24)	(31)
Change in biological assets	(1)	(1)
Change in trade and other receivables	(110)	(50)
Change in trade and other payables	106	11
Change in provisions	(42)	26
Change in employee benefits	(9)	(8)
Foreign currency translation adjustments	—	(1)

Cash generated from operations	163	86
Interest paid	(155)	(88)
Income taxes paid:
Irish corporation tax paid	(1)	(1)
Overseas corporation tax (net of tax refunds) paid	(11)	(10)

Net cash inflow from operating activities	(4)	(13)

Interest received	6	4
Purchase of property, plant and equipment, biological assets and intangible assets (including capital creditors)	(106)	(81)
Disposal of property plant and equipment	2	9
Interest on non IAS 7 short term debt	17	2
Add back: Refinancing costs	47	—
Foreign currency translation of USD debt	—	12
Free cash flow	€(38)	€(67)

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CAPITAL RESOURCES

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit and restructuring facilities. Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At March 31, 2007 SK Funding had outstanding €131 million 10.125% senior notes due 2012, $280 million 9.625% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015 and $200 million 7.75% senior subordinated notes due 2015. In addition Smurfit Kappa Treasury Funding Limited had outstanding US$ 292.3 million 7.50% senior debentures due 2025 and the Group had outstanding €210 million floating rate notes issued under an accounts receivable securitization program maturing in 2011.

On March 20, 2007 SKG plc received gross proceeds from an initial public offering of its shares of €1.495 billion. The net proceeds of the offering have been used to repay certain indebtedness of the subsidiaries SKG plc, including SK Funding, together with costs of the initial public offering and costs associated with refinancing and debt repayment.

On February 14, 2007 SK Funding launched a tender offer for €219 million of its 10.125% euro bonds due in October 2012 and US$ 470 million of its 9.625% US$ bonds also due in October 2012. On March 21, 2007 the tender offers for €219 million of the 10.125% bonds and US$ 470 million of the 9.625% bonds were settled. The total settlements including tender premium were €236.3 million and US$ 501.9 million respectively. On March 22, 2007 SK Funding launched a further tender offer for €98 million of its 10.125% euro bonds due in October 2012 and US$ 208 million of 9.625% US Dollar bonds due in October 2012. These tenders were settled on April 24, 2007.  The total settlements including tender premium on the second tender were €105.2 million and US$ 221.4 million respectively.  Following these tenders the remaining obligations are €33 million under the 10.125% bonds and US$ 72 million under the 9.625% bonds

SK Acquisitions and certain subsidiaries are party to a Senior Credit Facility. The senior credit facility comprises a €443 million amortizing A Tranche maturing in 2012, a €1,143 million B Tranche maturing in 2013 and a €1,143 C Tranche maturing in 2014. In addition the facility includes €875 million in committed lines including a €600 million revolving credit facility of which €4.2 million was drawn under ancillary facilities or facilities supported by letters of credit, and a €275 million restructuring facility of which €103 million was borrowed, as at March 31, 2007.

The following table provides the range of interest rates as of March 31, 2007 for each of the drawings under the various Senior Credit Facility term loans.

BORROWING ARRANGEMENT	CURRENCY	INTEREST RATE

Restructuring Facility	EUR	6.03%
Term Loan A	EUR	6.03% - 6.15%
Term Loan B	EUR	6.23% - 6.40%
	USD	7.74%
Term Loan C	EUR	6.73% - 6.90%
	USD	8.24%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes and will terminate in December 2012.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes and senior debentures, contain financial and other covenants that restrict, among other things, the ability of SK Funding and its subsidiaries to:

•      incur additional indebtedness and issue preference shares

•      pay dividends or make certain other restricted payments

•      consummate certain asset sales

•      incur liens

•      enter into certain transactions with affiliates, or

•      merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

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These limitations, together with the highly leveraged nature of SK Funding, could limit corporate and operating activities.

SK Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility and other committed facilities will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that SK Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. SK Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures.  Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2006.

At December 31, 2006, we had net operating loss carryforwards of €1,187 million. These loss carryforwards have a tax value of €357 million. Valuation allowances of €173 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2006 and 2005, the Group’s research and development costs were approximately €2 million and €4 million respectively.

IMPACT OF INFLATION

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

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RECENT ACCOUNTING DEVELOPMENTS

U.S. GAAP

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,’ (‘SFAS 155’). SFAS 155 amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities,’ and SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.’ SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’ Among other provisions, the new rule (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivates, and (e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by the Group in the first quarter of fiscal year 2007, beginning January 1, 2007. We are currently evaluating the effect that the adoption of SFAS 155 will have on our consolidated results of operations, financial position and cash flows, but we do not expect it to have a material impact.

In March 2006, the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140,’ (‘SFAS 156’). SFAS 156 amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,’ with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by the Group in the first quarter of fiscal year 2007, beginning January 1, 2007. The Group is currently evaluating the effect that the adoption of SFAS 156 will have on our consolidated results of operations, financial position and cash flows, but we do not expect it to have a material impact.

In July 2006, the FASB issued Final Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes’ (‘FIN 48’). FIN 48 is an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective from January 1, 2007. Differences between the amounts recognized in the Consolidated Balance Sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any additional fair value measurements; however it eliminates inconsistencies in the guidance provided in previous accounting pronouncements. We expect to adopt SFAS 157 effective January 1, 2008, as required. We are currently evaluating the impact of adopting SFAS 157, but do not expect its adoption to have a material impact on our consolidated financial position, results of operations or cash flows.

 In September 2006, the FASB issued SFAS No. 158, ‘ Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)’ (SFAS 158). SFAS 158 requires that the funded status of defined benefit postretirement plans (other than multiemployer plans) be recognized on the Group Consolidated Balance Sheet, and that changes in the funded status be reflected in comprehensive income in the year in which the changes occur; effective fiscal years ending after June 15, 2007. The standard also requires companies to measure the funded status of these plans as of the date of its fiscal year-end, effective for years ending after December 15, 2008. For both of these changes early adoption is encouraged. We adopted SFAS 158 with effect from January 1, 2006 in our US GAAP financial statements. The adoption of SFAS, changing from the corridor approach to the recognition of the full liability resulted in a reduction in the liability of €104 million—see Note 37 to SK Funding’s

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audited consolidated financial statements for the year ended December 31, 2006, which have been filed with the Securities and Exchange Commission (SEC).

In September 2006, the SEC issued Staff Accounting Bulletin (‘SAB’) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the ‘roll-over’ method and the ‘iron curtain’ method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each financial statement and the related financial statement disclosures. This model is commonly referred to as a ‘dual approach’ because it requires quantification of errors under both the iron curtain and the roll-over methods. The Group adopted SAB No. 108 in the fourth quarter of 2006. This adoption did not have a material impact on the Group’s consolidated results of operations, financial position or cash flows.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At March 31, 2007, the proportion of the Group’s total borrowing that was at fixed interest rates was 65%.

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies.  Currency exposure is managed through local currency borrowing, currency swaps and forward contracts.

Our fixed rate debt comprises mainly of €131 million 10.125% senior notes due 2012, US$ 280 million 9.625% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015, US$ 200 million 7.75% senior subordinated notes due 2015 and US$ 292 million 7.50% senior debentures due 2025. The Group also has €1,780 million in interest rate swaps with a maturity date of more than one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €15 million on a per annum basis. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

22

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt service obligations;

•                  our ability to generate growth or profitable growth;

•                  the availability and price of raw materials;

•                  our ability to integrate our operations and acquisitions successfully;

•                  our exposure to currency and interest rate fluctuations;

•                  our ability to implement our business strategy successfully;

•                  our ability to comply with existing or new environmental regimes in the countries in which we operate;

•                  our liability for violations, known or unknown, under environmental laws;

•                  increased competition from other companies in our industry and our ability to retain or increase our market shares;

•                  our ability to maximize operating and organizational efficiencies; and

•                  general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

SK Funding’s annual report on Form 20-F and current reports on Form 6-K and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

23

Smurfit Kappa Funding plc

Appendix I:  Explanation of impact of transition to International Financial Reporting Standards

I               Background

Smurfit Kappa Funding plc (“SK Funding”) will prepare its financial statements in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) for the year ended December 31, 2007.  As a consequence, its financial information for each quarter during the year is being prepared applying the accounting policies which SK Funding expects to apply in those financial statements.

Smurfit Kappa Group plc, SK Funding’s ultimate parent company (“the Group”), completed an initial public offering on March 14, 2007 and became a public company, with a primary listing of its shares on the Irish Stock Exchange and a secondary listing on the London Stock Exchange.  The financial information published in March 2007 in the prospectus document prior to its listing was prepared under IFRS by applying policies consistent with those outlined in this document.

II             Overview of transition to IFRS

The transition date to IFRS (being the beginning of the period for which SK Funding presents full comparative information under IFRS as stipulated under IFRS 1 First-time Adoption of International Financial Reporting Standards), is January 1, 2006. As this is the first IFRS compliant financial information, full comparative information in compliance with IFRS and a detailed explanation of the effect of adopting IFRS on transition and for the periods presented which have been restated is provided.

SK Funding has undertaken a process to identify and quantify the impact of all IFRSs on its financial reporting. The standards which gave rise to the most significant changes to the consolidated results of SK Funding on transition to IFRS were as follows:

•                  IFRS 2 Share-based Payment;

•                  IFRS 3 Business Combinations;

•                  IAS 12 Income Taxes;

•                  IAS 19 Employee Benefits;

•                  IAS 21 The Effects of Changes in Foreign Exchange Rates;

•                  IAS 37 Provisions, Contingent Liabilities and Contingent Assets;

•                  IAS 38 Intangible assets;

•                  IAS 39 Financial Instruments: Recognition and Measurement;

•                  IAS 41 Agriculture;

•                  IFRIC 4 Determining whether an arrangement contains a lease;

•                  SIC Interpretation 12 Consolidation – Special Purpose Entities.

The impact on transition is discussed in section B below.

A.  Principal exemptions availed of on transition to IFRS under IFRS 1 First-Time Adoption of International Financial Reporting Standards

In accordance with IFRS 1, which establishes the framework for transition to IFRS by a first-time adopter, SK Funding has elected to avail of a number of specified exemptions from the general principle of retrospective restatement as follows:

(a)          Group IFRS adoption

As SK Funding became a first-time adopter later than its parent, SK Funding has elected to measure its assets and liabilities at the carrying amounts that would be included in the Group’s consolidated financial statements, based on the Group’s transition date to IFRS of January 1, 2004.

(b)          Business combinations

Business combinations undertaken prior to the Group’s transition date of January 1, 2004 have not been subject to restatement.  Accordingly, goodwill as at the transition date is carried forward at its carrying amount subject to adjustments as explained further below made to the provisional fair values attributed to business combinations in respect of which the period allowed for finalizing such fair values straddled the transition date. This amount, together with goodwill arising on business combinations subsequent to the Group’s transition date, is subject to annual impairment testing in accordance with IAS 36 Impairment of Assets. As required under IFRS 1, goodwill was assessed for impairment as at the transition date and no impairment charge resulted from this exercise.

(c)           Foreign currency translation reserve

IFRS require that on disposal of a foreign operation, the cumulative amount of currency translation differences previously recognized directly in equity for that operation be transferred to the Income Statement as part of the profit or loss on disposal. SK Funding has elected to set the cumulative foreign currency translation differences applicable to foreign operations to zero as at the Group’s transition date by offsetting the balance on the reserve against retained earnings. Cumulative foreign currency translation differences arising after the transition date are classified within a separate component of equity (termed the “foreign currency translation reserve”).

(d)          Property, plant and equipment

SK Funding has elected to retain the existing carrying value of property, plant and equipment at the Group’s transition date of January 1, 2004 as deemed cost rather than either reverting to historical cost or applying fair value at the date of transition as permitted by IFRS 1. The carrying value of certain assets is derived from previous valuations of these assets most notably the MDP transaction in 2002, as subsequently adjusted for additions, disposals and depreciation and impairment charges. SK Funding will elect to regard this fair value of such assets (as subsequently adjusted for additions, disposals, depreciation and impairment) as deemed cost at the date of transition.

B.  Impact of transition to IFRS

The following is an explanation of the key adjustments arising on transition to IFRS and the impact on the results and financial position at January 1, 2006, March 31, 2006, and December 31, 2006, which have been subject to restatement:

(i)           Business combinations

SK Funding has availed of the option not to restate goodwill arising on business combinations prior to the Group’s transition date.  This goodwill, along with that arising on subsequent business combinations, is no longer amortized. Consequently, the amortization charged in the three-month period ended March 31, 2006 and the year ended December 31, 2006 under Irish GAAP of €16.7 million and €62.0 million, respectively, has been reversed as part of the restatement to IFRS. IFRS 3 Business combinations has been applied to subsequent transactions.  The cumulative amortization charge from January 1, 2004 (i.e. the Group’s transition date) to January 1, 2006 (i.e. SK Funding’s transition date) has also been reversed.

Acquisitions completed after the date of the Group’s transition and subject to the measurement requirements of IFRS 3 have been restated as follows:

IFRS 3 requires the recognition of all separately identifiable intangible assets meeting certain criteria. Where the useful lives of such intangibles are finite, they are amortized over their expected useful lives. The acquisition Balance Sheet for the Kappa Packaging acquisition completed in December 2005 has been restated to recognize gross intangible assets comprising customer relationships amounting to €176.6 million.  This results in a corresponding reduction in the goodwill figure originally recognized under Irish GAAP. The amortization charge arising in respect of these intangible assets in the three-month period ended March 31, 2006 and the year ended December 31, 2006 was €7.8 million and €31.1 million, respectively.

Both Irish GAAP and IFRS allow provisional fair values to be assigned to the assets and liabilities acquired in a business combination subject to the provisional amounts being finalized within a defined period. While subsequent adjustments were accounted for prospectively under Irish GAAP, IFRS requires such adjustments to complete the initial accounting to be presented at the date of acquisition. Consequently, certain adjustments identified in 2006 to the acquired fair values form part of the restatement to the amounts reported under Irish GAAP for 2005.

Under Irish GAAP, SK Funding accounted for goodwill as a euro denominated non-monetary asset.  In applying IAS 21 The Effects of Changes in Foreign Exchange Rates, goodwill is denominated in the functional currency of the foreign operations to which it relates and is translated at the euro closing rate at each reporting date. On transition, the cumulative effect of exchange rate movements since the dates of acquisition giving rise to goodwill amounts to a reduction of €54.6 million to goodwill and a debit to retained earnings.  A further reduction of €9.1 million and €13.3 million was recognized in the three month-period ended March 31, 2006 and the year ended December 31, 2006, respectively, with corresponding debits to foreign currency translation reserves.

(ii)          Share-based payment

IFRS 2 Share-based payments requires an expense to be recognized in respect of the fair value of shared-based payments awards such as convertible shares granted under SK Funding’s management equity plan over the period during which such awards vest with a corresponding increase in equity. On transition, the cumulative charge applicable to the period from the date of the original awards to January 1, 2006 is reflected in the IFRS transition Balance Sheet and results in a debit to retained earnings and corresponding credit to a separate reserve within equity.

(iii)         Financial instruments

IAS 39 Financial Instruments: Recognition and Measurement requires that all financial instruments are recorded at fair value or at amortized cost, dependant on the nature of the financial asset or liability. Derivatives are measured at fair value with changes in value arising from fluctuations in interest rates, foreign exchange rates or commodity prices. Under Irish GAAP, where any such derivatives formed part of a hedging arrangement, they were not initially measured on the Balance Sheet and any related gains or losses arising were deferred until the underlying hedged item impacted on the financial statements.

On transition, SK Funding has recorded all derivatives assets and liabilities on Balance Sheet at fair with a related adjustment to the cash flow hedging reserve, as the majority of its derivatives were considered to qualify for hedge accounting under Irish GAAP. This initial adjustment is being amortized to the Income Statement as the underlying hedged items have impacted the financial statements in accordance with IFRS 1. Subsequent movements in the fair value of derivatives held have been recorded on Balance Sheet, with a consequent adjustment to the Income Statement, where the derivatives have not been designated as hedges under IAS 39, or to the cash flow hedge reserve, where the derivatives have qualified for hedge accounting (principally SK Funding’s interest rate swaps).

Additionally, SK Funding has revised the functional currency applied by certain subsidiaries as their measurement currency and consequently, the foreign currency movements in certain US dollar debt which was used to hedge the net investment in those entities, has been reclassified from the foreign currency translation reserve to the Income Statement, as this debt does not qualify for hedge accounting under IAS 39.

(iv)         Biological assets

IAS 41 Agriculture requires biological assets, which in the case of SK Funding comprise standing timber held for the production of paper and packaging products, to be carried at fair value less estimated point-of-sale costs with any resultant gain or loss recognized in the Income Statement. On transition, the adjustment applicable to the standing timber held at January 1, 2006 is reflected in the IFRS transition Balance Sheet and results in an increase to the carrying value of standing timber of €5.5 million. Gains of €2.8 million and €10.9 million have been recognized in the Income Statement in respect of changes in fair value arising in the three-month period ended March 31, 2006 and the year ended December 31, 2006, respectively.

(v)           Capitalization of cogeneration facilities

IFRIC 4 Determining whether an arrangement contains a lease requires certain arrangements which do not take the legal form of a lease but convey the right to use the underlying assets in return for a series of payments and which therefore have similar characteristics to a leasing arrangement to be accounted for in accordance with the substance of the arrangement.  SK Funding has a number of arrangements in place with such characteristics in relation to cogeneration facilities.  These plants typically consist of gas turbines, steam turbines and boilers for the recuperation of exhaust fumes.  In exchange for a third party vendor constructing such a plant on, or near, a Group paper mill, SK Funding generally commits to purchasing the recouped steam output and a minimum amount of electricity produced by the plant.  Payment terms generally include both fixed elements and variable elements determined on output consumed by Group and certain market indices.  SK Funding previously accounted for these contracts as energy purchase agreements under Irish GAAP.  However, under IFRS, these plants are required to be accounted for as finance leases.  As a result, SK Funding has recognized additional assets with a net book value at the date of transition of €87.5 million, related lease liabilities of €87.9 million and an adjustment to opening equity of €0.4 million.  This results in net credits to the Income Statement in the three-month period ended March 31, 2006 and the year ended December 31, 2006 of €2.4 million and €9.4 million, respectively, comprising reductions in the charges for energy of €4.3 million and €16.9 million in the three-month period ended March 31, 2006 and the year ended December 31, 2006, respectively, offset by additional depreciation of €1.9 million and €7.5 million and additional interest expenses of €1.7 million and €6.8 million.

(vi)         Employee benefits

SK Funding previously applied FRS 17 Retirement benefits under Irish GAAP to account for its pension plans and other long term employee benefit plans. The principles of IAS 19 Employee benefits are similar to those of FRS 17.  However, the standard specifies the accounting requirements for all short and long term employee benefits rather than just retirement benefits. The adoption of IAS 19 results in the recognition of additional liabilities in relation to insured benefits related defined benefit pension schemes of €11.9 million at January 1, 2006, which were not previously recognized under FRS 17.  The current and past service cost expense is higher by €0.4 million and €1.1 million in the three month period ended March 31, 2006 and the year ended December 31, 2006, respectively.  In addition, while SK Funding will continue to record actuarial gains and losses arising on defined benefit pension schemes through equity, IAS 19 requires actuarial gains and losses arising on plans other than defined benefit plans to be recognized in the Income Statement and this results in additional charges to the Income Statement of €nil million and €1.1 in the three-month period ended March 31, 2006 and the year ended December 31, 2006, respectively.

(vii)        Income taxes

The main difference in IAS 12 Income Taxes compared to Irish GAAP relates to the basis of accounting for deferred tax. Under IAS 12, deferred tax is based on the concept of temporary differences, which are calculated by comparing the book value of each Balance Sheet item to its tax base. This is a broader concept than in Irish GAAP where, under FRS 19 Deferred tax, deferred tax was recognized based on timing differences between the recognition of income and expenses for accounting purposes and their recognition in tax computations.  Other than reclassification adjustments, particularly in relation to the presentation of the tax charges of associates under IAS 28, SK Funding’s underlying tax charge is not significantly affected by IFRS.

The main adjustments arising in relation to deferred tax were as follows:

•                  Recognition of deferred tax on intangible assets recognized together with fair value adjustments to other assets and liabilities acquired in a business combination which would not have been recognized under FRS 19

•                  Recognition of additional deferred tax assets in relation to the adjustments to SK Funding’s defined benefit pension schemes.

•                  Recognition of deferred tax liabilities on temporary differences in relation to fair value adjustments arising from acquisitions and other similar items, which would not have been recognized under FRS 19.

•                  Recognition of deferred tax assets and liabilities on the transition to IFRS in relation to  biological assets under IAS 41, the valuation of certain financial instruments under IAS 39 and the reclassification of certain contractual arrangements as finance leases under IFRIC 4.

•                  SK Funding’s share of the tax charge of its associates is netted against SK Funding’s share of profit from these entities rather than included in the total tax charge under IFRS equity accounting rules.

•                  In addition, under IAS 12, deferred tax assets and liabilities are shown separately where it is not possible or not intended to settle on a net basis.

No provision has been made for temporary differences applicable to investments in subsidiaries as SK Funding is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Furthermore, due to the holding structures in place for SK Funding’s associates, no tax consequence result from the receipt of dividends from associates and therefore no deferred tax liabilities are recognized. Given that exemptions and tax credits would be available in the context of SK Funding’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would be immaterial.

(viii)       Discounting provisions to fair value

SK Funding has restated to present value provisions where the expected settlement date is after more than one year and the impact of the time value of money is material. This gives rise to a reduction in such liabilities of €2.5 million on transition and additional interest expense in the three-month period ended March 31, 2006 and the year ended December 31, 20006 of €0.06 million and €0.24 million respectively.

(ix)         Foreign currency

IAS 21 requires each entity to define their functional currency based on prescribed criteria based on the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity. On adoption of IFRS, SK Funding has evaluated the appropriateness of the currencies applied historically by Group entities and determined that certain entities were required to restate to functional currencies based on the criteria required by the standard.

(x)           Scope of consolidation

Certain special purpose entities, used primarily to facilitate financing structures, which were not consolidated under Irish GAAP fall to be consolidated under IFRS under the provisions of SIC Interpretation 12 Consolidation - Special Purpose Entities.

(xi)         Intangible assets

In line with the requirement of IAS 38 Intangible assets software that is not an integral part of the related property, plant and equipment hardware is treated as an intangible asset and has been reclassified accordingly.

(xii)        Other

A number of other minor adjustments arise which comprise mainly of reclassifications based on the requirements of various IFRS pronouncements.

III.                                 Reconciliation of previously reported losses and shareholders’ equity

A.            Losses for the three-month period ended March 31, 2006 and the year ended December 31, 2006

	Mar 31, 2006	Dec 31, 2006
	€’000	€’000

Loss for the financial period as previously reported under Irish GAAP	(79,738)	(257,455)

Adjusted for:
Business combinations
• Reversal of goodwill amortization	16,712	62,033
• Amortization of intangible assets recognized on restated combinations	(7,768)	(31,131)
Charge for awards under management equity plan	(1,629)	—
Mark to market of derivative instruments and certain US dollar debt	20,043	60,762
Change in fair value of biological assets	2,822	10,859
Capitalization of cogeneration facilities	652	1,904
Adjustment to employee benefits charge	(457)	(2,414)
Income taxes	11,636	23,539
Discounting of provisions	(60)	(239)
Changes to functional currency of certain entities	1,157	4,629
Scope of consolidation	2,291	30,118
Other	—	2,281

Loss for the financial period as restated under IFRS	€(34,339)	€(95,114)

Detailed reconciliations of the income statement for the three-month period ended March 31, 2006 and the year ended December 31, 2006 are provided in Section V.

B.            Shareholders’ funds as on transition at January 1, 2006, and on March 31, 2006 and December 31, 2006

	At Dec 31, 2006	At Mar 31, 2006	At Jan 1, 2006
	€’000	€’000	€’000

Total shareholders’ funds as previously reported under Irish GAAP	1,241,020	1,351,538	1,418,862

Adjusted for:
Business combinations	18,018	(597)	(274)
Recognition of fair value of awards under management equity plan	—	—	—
Recognition of derivative instruments	4,053	(9,447)	(34,305)
Adjustment to restate available-for-sale investments to fair value	21	3	10
Recognition of biological assets at fair value	12,403	5,627	3,225
Capitalization of cogeneration facilities	1,353	324	(425)
Adjustment to employee benefit liabilities	(6,587)	(12,133)	(11,879)
Income taxes	(123,918)	(139,387)	(151,370)
Discounting of provisions to present value	2,288	2,467	2,527
Foreign currency adjustments	(2,187)	(6,266)	(7,625)
Scope of consolidation	—	(27,378)	(29,032)
Other	2,281	—	—

Total shareholders’ funds as restated under IFRS	€1,148,745	€1,164,751	€1,189,714

Detailed reconciliations of the shareholders’ funds at the transition date of January 1, 2006, and at March 31, 2006 and December 31, 2006, are provided in Section V.

IV            IFRS accounting policies

Policies SK Funding expects to apply in preparing IFRS financial statements for the year ended December 31, 2007 are set out below.

A.            First time adoption of IFRS

The transition to IFRS is accounted for in accordance with IFRS 1. This standard sets out how to adopt IFRS for the first time and mandates that most standards are to be fully applied retrospectively. However, there are limited exemptions, which allow first-time adopters to avail of specified exemptions.

The accounting policies below describe how, in preparing the IFRS Financial Information, the Directors have applied IFRSs as adopted by the EU under the first time adoption provisions set out in IFRS 1, and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the financial statements for the year ended December 31, 2007.

Where estimates had been made under Irish GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made on transition to IFRS. Judgments affecting the balance sheets of SK Funding have not been revisited with the benefit of hindsight. IFRS 1 allows a number of exemptions on adoption of IFRS for the first time.

SK Funding has availed of the following exemptions as permitted by IFRS 1:

Parent Company IFRS adoption

As SK Funding became a first-time adopter later than its parent, SK Funding has elected to measure its assets and liabilities at the carrying amounts that would be included in the Group’s consolidated financial statements, based on the Group’s transition date to IFRS of January 1, 2004.  As such, certain references below are made to the Group’s transition balance sheet date in reference to those additional exemptions taken by SK Funding.

Business combinations

SK Funding has elected not to apply the provisions of IFRS 3 Business Combinations retrospectively to business combinations before the Group transition date of January 1, 2004. Accordingly, no adjustments have been made for historical business combinations and accumulated amortization of goodwill arising before January 1, 2004 has not been reversed. The net carrying value of goodwill under Irish GAAP at that date has been designated as the deemed cost of goodwill under IFRS.

Cumulative translation differences

Cumulative translation differences arising on the consolidation of foreign operations have not been restated on an IFRS basis. As allowed by IFRS 1, the cumulative translation difference has been reset to zero at the Group’s transition date of January 1, 2006.

Carrying value as deemed cost

The carrying value of certain assets is derived from previous valuations of these assets, most notably the MDP transaction in 2002, as subsequently adjusted for additions, disposals, depreciation and impairment charges. SK Funding will elect to regard this fair value of such assets (as subsequently adjusted for additions, disposals, depreciation and impairment) as deemed cost at the date of the Group’s IFRS transition of January 1, 2004.

B.            Summary of significant accounting policies

Basis of Preparation

The consolidated financial information has been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). The Group’s first consolidated financial statements prepared in accordance with IFRS will be for the year ended December 31, 2007.

The IFRS Financial Information for the three-month periods ended March 31, 2006 and 2007, and for the year ended December 31, 2006, has been prepared under the historical cost convention except for the following:

•                  derivative financial instruments are stated at their fair value;

•                  available-for-sale financial assets are stated at fair value;

•                  biological assets are stated at their fair value;

•                  pension obligations are measured at the present value of the future estimated cash flows related to benefits earned; and

•                  share-based payments are measured at the grant date fair value of the awards.

The preparation of financial information in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period.  Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. It also requires management to exercise its judgment in the process of applying SK Funding’s accounting policies. If the standards or interpretations applicable to SK Funding’s consolidated financial statements for the year ended December 31, 2007 are different from those applied in the IFRS Financial Information, the financial information for the year ended December 31, 2006 may require adjustment before constituting the comparative financial information to be included in SK Funding’s consolidated financial statements for the year ended December 31, 2007.

Accounting for subsidiaries and associates

Subsidiaries

Subsidiaries are those entities (including special purpose entities) over which SK Funding has the power to control the operating and financial policy so as to obtain economic benefit from their activities. The existence of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control. Subsidiaries are consolidated, directly or indirectly, from the date on which control is transferred to SK Funding and cease to be consolidated from the date that control is transferred out of SK Funding. The amounts included in the financial information in respect of subsidiaries are taken from their latest financial statements prepared up to their respective year ends, together with management accounts for the intervening periods to the year end, where necessary, although all significant subsidiaries have coterminous financial year ends. Where necessary, the accounting policies of subsidiaries have been modified to ensure consistency with the policies adopted by SK Funding.

Intragroup transactions, balances and any unrealized gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing SK Funding financial information, except to the extent they provide evidence of impairment.

Associates

Associates are those entities over which SK Funding has a significant influence but not control. Investments in associates are accounted for using the equity method and are initially recognized at cost. SK Funding’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment losses. Such entities are included in the consolidated financial information from the date on which the significant influence arises until the date on which such influence ceases to exist. If SK Funding’s share of losses equals or exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that SK Funding has incurred obligations in respect of the associated entity.

Under the equity method, the income statement reflects SK Funding’s share of profit after tax of the related associates. SK Funding’s share of post acquisition movements in equity of the related associates is recognized in the statement of recognized income and expense. Investments in associates are carried in SK Funding balance sheet at cost adjusted in respect of post-acquisition changes in SK Funding’s share of net assets, less any impairment in value.

Unrealized gains and income and expenses arising from transactions with associates are eliminated to the extent of SK Funding’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that they are not evidence of impairment.

Accounting policies of associates have been modified to ensure consistency with the policies adopted by SK Funding.

Business combinations

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries and associates by SK Funding.

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable costs. To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the income statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date if the adjustment can be reliably measured. Contingent consideration is included in the acquisition balance sheet on a discounted basis.

The assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction.

When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date.

The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Segmental reporting

A segment is a distinguishable component of SK Funding that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments.  Stemming from SK Funding’s internal organizational and management structure and its system of internal financial reporting, segmentation by business is regarded as being the predominant source and nature of the risks and returns facing SK Funding and is thus the primary segment. Geographical segmentation is the secondary segment.

Foreign currency

Functional and presentation currency

Items included in the financial statements of each of SK Funding’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

Transactions and balances

Transactions in foreign currencies are translated into the functional currency of the entity at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets and liabilities carried at historic exchange rates are not subsequently retranslated. Non-monetary assets carried at fair value are subsequently re-measured at the exchange rate at the date of valuation. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into functional currencies at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement with the exception of differences on foreign currency borrowings that qualify as a hedge of SK Funding’s net investment in foreign operations. The portion of exchange gains or losses on foreign currency borrowings used provide a hedge against a net investment in a foreign operation that is determined to be an effective hedge, and is recognized directly in equity. The ineffective portion is recognized immediately in the income statement.

Foreign operations

The assets and liabilities of entities that do not have the euro as their functional currency, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues, expenses and cash flows of entities that do not have the euro as their functional currency are translated to euro at the average exchange rate for the financial period. Foreign exchange differences arising on translation of the net investment including those arising on long term intra Group loans deemed to be quasi equity in nature are recognized directly in equity, in a foreign currency translation reserve.

On disposal or partial disposal of a foreign operation, accumulated currency translation differences are recognized in the income statement as part of the overall gain or loss on disposal; the cumulative foreign currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to January 1, 2004, as permitted by IFRS 1.

Property, plant and equipment

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the assets. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to SK Funding and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other repairs and maintenance expenditure that does not meet the recognition criteria is expensed to the income statement as incurred.

Land is not depreciated. Depreciation on other assets is calculated to write off the carrying amount of property, plant and equipment, other than freehold land, on a straight line basis, by reference to the following annual rates:

Freehold and long leasehold buildings:	1–5%
Plant and equipment:	3–33%
Fixtures and fittings:	10–25%
Motor vehicles:	20–25%

The residual value of assets, if not insignificant, and the useful lives of assets are reviewed at each balance sheet date.

Disposals

Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount of the relevant asset at the date of disposal and are included in operating profit in the period in which they are disposed.

Goodwill

Goodwill is the excess of the cost of an acquisition over SK Funding’s share of the fair value of the identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognized.

Under previous GAAP, goodwill was capitalized and related amortization based on a presumed maximum useful life of 40 years, was charged against operating profit in the income statement on a straight-line basis from the date of initial recognition. Positive goodwill was stated at cost less accumulated amortization and any impairment in value.

Goodwill arising in respect of acquisitions completed prior to January 1, 2004 (being the Group’s transition date to IFRS) is included at its deemed cost, which equates to its net book value recorded under previous GAAP. In line with the provisions applicable to a first time adopter under IFRS 3, goodwill amortization ceased with effect from the transition date.

The carrying amount of goodwill in respect of associates is included in investments in associates under the equity method in SK Funding balance sheet and is tested for impairment as part of the overall balance.

Where an operation is terminated through closure or disposal, any goodwill arising on acquisition, net of any impairment, and which has not been amortized through the income statement, is included in the determination of the profit or loss arising on termination or disposal.

To the extent that SK Funding’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are re-assessed accompanied by a reassessment of the cost of the transaction, and any remaining balance is recognized immediately in the income statement.

Goodwill was tested for impairment as at January 1, 2006, the date of SK Funding’s transition to IFRS, and no impairment resulted from this exercise.

Goodwill acquired in a business combination is allocated, from the acquisition date, to groups of cash-generating units that are anticipated to benefit from the combination’s synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Groups of cash-generating units represent the lowest level within SK Funding at which the associated goodwill is monitored for internal management purposes and are not larger than the primary and secondary reporting segments determined in accordance with IAS 14 Segment Reporting. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist; the goodwill impairment tests are undertaken at a consistent time each year. Impairment is determined by comparing the carrying amount to the recoverable amount of groups of cash-generating units to which the goodwill relates. Where the recoverable amount of the groups of cash-generating units is less than the carrying amount, an impairment loss is recognized. In the year in which a business combination is effected, and where some or all of the goodwill allocated to a particular group of cash-generating units arose in respect of that combination, the groups of cash-generating units are tested for impairment prior to the end of the relevant annual period. Impairment losses arising in respect of goodwill are not reversed following recognition.

Where goodwill forms part of a group of cash-generating units and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the group of cash-generating units retained.

Intangible assets

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognized to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to SK Funding and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (i.e. capable of being divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from SK Funding or from other rights and obligations.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write-off the book value of finite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, finite lived intangible assets are amortized over periods ranging from three to ten years, depending on the nature of the intangible asset.

Research and development

Expenditure on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:

a)                              it is technically feasible to complete the intangible asset so that it will be available for use or sale;

b)                             management intends to complete the intangible asset and use or sell it;

c)                              there is an ability to use or sell the intangible asset;

d)                             it can be demonstrated how the intangible asset will generate probable future economic benefits;

e)                              adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

f)                                the expenditure attributable to the intangible asset during its development can be reliably measured.

The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. No expenditure has been capitalized to date on the basis that the management of SK Funding do not regard the above criteria as having been met.

Biological assets

The biological assets comprise standing timber held for the production of paper and packaging products. Biological assets are recognized on initial measurement and at each balance sheet date at fair value less estimated point-of-sale costs, with any resultant gain or loss recognized in the income statement. At the time of logging, wood is recognized at fair value less estimated costs at point-of-sale and is not subsequently re-measured.

Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables, cash, restricted cash and cash equivalents, borrowings and trade and other payables. Non-derivatives are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognized when SK Funding becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when SK Funding’s contractual rights to the cash flows from the financial assets expire, are extinguished or if SK Funding transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date i.e. the date that SK Funding commits itself to purchase or sell the asset. Financial liabilities are derecognized if SK Funding’s obligations specified in the contracts expire or are discharged or cancelled.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Where investments are categorized as cash equivalents, the related balances have a maturity of three months or less from the date of acquisition. Bank overdrafts that are repayable on demand and form an integral part of SK Funding’s cash management are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Restricted cash

Restricted cash comprises cash held by SK Funding but which is ring fenced or used as security for  specific financing arrangements, and to which SK Funding does not have unfettered access.  Restricted cash is measured at fair value.

Short-term bank deposits

Short-term bank deposits of greater than three months maturity which do not meet the definition of cash and cash equivalents are classified as available-for-sale financial assets within current assets and stated at fair value in the balance sheet.

Available-for-sale financial assets—equity investments

Equity investments held by SK Funding are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognized directly in equity (in the available-for-sale reserve), except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When a devaluation of these assets is significant or prolonged, the loss is removed from the available-for-sale reserve and shown as an impairment loss in the income statement. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss and forms part of the calculation of the gain or loss arising. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss (see “Finance income and costs” accounting policy, below).

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless SK Funding has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Securitized assets

SK Funding has entered into a series of securitization transactions involving certain of its financial assets and the establishment of certain special purpose entities to effect these transactions. Where all special purpose entities established for a narrow and well defined purpose by SK Funding are consolidated with SK Funding’s results, any related securitized assets continue to be recognized within SK Funding’s balance sheet unless all of the rights to the cash flows from those assets have expired or have been fully transferred outside SK Funding, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

Derivative financial instruments and hedging activities

SK Funding holds derivative financial instruments to hedge its foreign currency, interest rate and commodity price exposures.

Derivatives are recognized initially at fair value; and attributable transaction costs are recognized in the income statement when incurred. Subsequent to initial recognition, derivatives are measured at fair value and the method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. SK Funding designates certain derivatives as either:

a)              hedges of a particular risk associated with a recognized floating rate asset or liability or a highly probable forecast transaction (cash flow hedges); or

b)             hedges of a net investment in a foreign operation (net investment hedges).

SK Funding documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. SK Funding also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Derivatives not categorized as hedges are classified within current assets or liabilities.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective.

Amounts accumulated in equity are recycled into the income statement in the periods when the hedged item affects profit or loss. The recycled gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within finance costs. The gain or loss relating to the ineffective portion is recognized in the income statement within finance income or expense respectively.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In other cases, the amount recognized in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar manner to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within finance income or expense respectively.

Gains and losses accumulated in equity are recycled to the income statement when the foreign operation is partially disposed of or sold.

Derivatives not designated as hedges

Hedge accounting is not applied to certain derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss as part of foreign currency gains or losses.

Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and if the combined instrument is not already measured at fair value through the income statement. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss including any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities the reversal is recognized directly in equity.

Inventories

Inventories are measured at the lower of cost or net realizable value.

The cost of inventories is based on the first-in, first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity and excludes borrowing costs.

The cost of harvested timber is its fair value less estimated point-of-sale costs at the date of harvest, determined in accordance with the policy for biological assets. Any change in value at the date of harvest is recognized in the income statement.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

Trade and other receivables

Trade and other receivables are initially measured at fair value and are thereafter measured at amortized cost using the effective interest method less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material. A provision for impairment of trade receivables is recognized when there is objective evidence that SK Funding will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenses in the income statement.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than continued use are classified as held for sale. Such assets are measured at lower of their carrying amount prior to being classified as held for sale and fair value less costs to sell.

Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (after taxes), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company’s equity holders.

Provisions

A provision is recognized in the balance sheet when SK Funding has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Income taxes

The income tax expense recognized in each financial year comprises current and deferred tax and is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the related tax is recognized in equity.

Current tax

Current tax is the expected tax payable/recoverable on the taxable income for the year, using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. If the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting nor taxable profit or loss, it is not recognized. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by SK Funding and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and SK Funding will comply with the related conditions.

An unconditional government grant relating to a biological asset is recognized in the income statement as other operating income when the grant becomes receivable. Grants that compensate SK Funding for expenses incurred are recognized in the income statement on a systematic basis in the same periods in which the related expense is incurred and are offset against the related expense. Grants that compensate SK Funding for the cost of an asset are recognized in the income statement as other operating income on a systematic basis over the useful life of the asset. These grants are disclosed within non-current liabilities in the balance sheet.

Leases

Leases of property, plant and equipment, where SK Funding has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property, plant or equipment or the present value of the minimum lease payments. The corresponding rental obligations, net of finance costs, are included in borrowings. The interest element of the finance cost is expensed in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease rentals are expensed in the income statement on a straight-line basis over the lease term.

Arrangements comprising transactions that do not take the legal form of lease but convey the right to use an asset in return for payment, or series of payments, are assessed to determine whether the arrangement contains a lease.

Employee benefits

Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are recognized as expenses as the related employee service is received.

Retirement benefit obligations

SK Funding operates defined contribution and defined benefit plans throughout SK Funding in a number of locations. In addition, SK Funding has also undertaken to provide certain additional post employment healthcare, life assurance and other benefits which are unfunded to current and former employees.

Obligations for contributions to defined contribution pension schemes are recognized as an expense in the income statement as services from employees are received. Under such schemes, SK Funding has no obligation to make further contributions in the event that the fund does not hold sufficient assets to meet the related benefit commitments. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The defined benefit pension asset or liability in SK Funding balance sheet comprises the total for each plan of the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds) less any past service cost not yet recognized and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.

The liabilities and costs associated with SK Funding’s defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is recognized in arriving at operating profit or loss. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are recognized as components of finance income and finance cost respectively. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized income and expense.

When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognized immediately in the income statement.

Settlements and curtailments trigger immediate recognition of the consequent change in obligations and related assets in the income statement together with any previously unrecognized past service costs that relate to the obligations being settled or curtailed.

The net surplus or deficit arising on SK Funding’s defined benefit pension schemes, together with  the liabilities associated with the unfunded schemes, are shown either within non-current assets or liabilities on the face of SK Funding balance sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred income tax assets or liabilities, as appropriate.

Other long-term employee benefits

SK Funding’s obligation in respect of other long-term employee benefits such as jubilee and medal plans represents the amount of future benefits that employees have earned in return for service in the current and prior periods. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations. Actuarial gains and losses are recognized in the income statement in full in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense when SK Funding is demonstrably committed without realistic possibility of withdrawal to a formal detailed plan to terminate employment before normal retirement date or providing termination benefits as a result of an offer made to encourage voluntary redundancy. If the effect is material, benefits payable are recognized at their present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. The increase in the provision due to passage of time is recognized as a finance cost.

Share-based compensation

The fair value of convertible shares granted under SK Funding’s management equity plan is recognized as an expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the awards vest. The fair value is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted.

The convertible shares issued by the Company are subject to both market-based and non-market based vesting conditions as defined in IFRS 2.

Market-based conditions are included in the calculation of fair value at the date of grant. Non-market vesting conditions are not taken into account when estimating the fair value of awards as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized equates to the number of equity instruments that actually vest. The expense in the income statement in relation to convertible shares granted represents the product of the total number of options anticipated to vest and the fair value of those shares; this amount is allocated to accounting periods on a straight-line basis over the vesting period. The cumulative charge to the income statement is reversed only where the non-market performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period. No reversal of the cumulative charge to the income statement is made where such awards do not vest as a result of the market-based vesting conditions not being achieved.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when vested convertible shares are converted into ordinary shares.

To the extent that SK Funding receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial information and the exercise price of the option; as a result, the deferred tax impact of share options will not directly correlate with the expense reported in SK Funding income statement.

SK Funding has no cash-settled share-based payment transactions as defined in IFRS 2.

Emission rights and obligations

Certain jurisdictions in which SK Funding operates regulate the emissions of carbon dioxide and other pollutants through the operation of a ‘‘cap and trade’’ type scheme, whereby a participating entity must deliver emission certificates to a third party (e.g. a regulator) to be able to emit pollutants legally. The government grants a certain number of emission certificates to an entity for use during a compliance period. Emission rights granted by governments and other similar bodies under cap and trade and other similar schemes are recognized at their nominal amount. Where additional allowances are purchased from third parties, SK Funding measures such credits at cost on initial recognition with no subsequent revaluation.

Liabilities arising in relation to emission obligations under such schemes are recognized only in circumstances where emission rights granted have been exceeded and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value. Liabilities arising from such shortfalls are measured at the current market value of the certificates necessary to meet the obligations and classified as provisions.

Where excess certificates are sold to third parties, SK Funding recognizes the fair value of the consideration received as other income in profit or loss offset by the carrying value of the units derecognized. SK Funding has a policy of only selling certificates where the level of projected emissions over the relevant compliance period has been reliably estimated and the allowances available to offset such emissions is greater than those projected emissions.

Revenue

Revenue comprises the fair value of consideration received or receivable for the sale of goods and services supplied to customers in the ordinary course of business during the accounting period, excluding value added tax, returns and allowances for rebates and discounts and after eliminating sales within SK Funding. Revenue is recognized to the extent that it is probable that the economic benefits will flow to SK Funding, that it can be reliably measured and that the significant risks and rewards of ownership of the goods have passed to the buyer. This generally occurs at the time of delivery at which point the risks of obsolescence and loss have been transferred to the buyer. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. SK Funding bases its estimates of returns and allowances on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Finance income and costs

Finance income comprises interest income on funds invested, dividend income, gains on the disposal of available-for-sale financial assets, foreign currency gains and gains on derivative instruments that are recognized in the income statement. Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized on the date that SK Funding’s right to receive payment is established, which in the case of quoted securities is the ex-dividend rate.

Finance costs comprise interest expense on borrowings, unwinding the discount on provisions, foreign currency losses, impairment losses recognized on financial assets, borrowing extinguishment costs and losses on derivative instruments that are recognized in the income statement. All finance costs are recognized in profit or loss using the effective interest method.

Exceptional items

SK Funding has adopted an income statement format which seeks to highlight significant items within Group results for the year. SK Funding believes that this presentation provides additional analysis as it highlights one-off items. Such items may include restructuring, profit or loss on disposal or termination of operations, litigation costs and settlements, profit or loss on disposal of investments and impairment of assets. Judgment is used by SK Funding in assessing the particular items, which by virtue of their scale and nature, should be disclosed in the income statement and related notes as exceptional items.

Discontinued operations

A discontinued operation is a component of SK Funding’s business which represents a separate major line of business or geographical area of operations and has been disposed of or is held for sale. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the earliest period presented.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in SK Funding’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

V. Detailed reconciliations of previously reported income statements and balance sheets

A.                                    SK Funding Income Statement

for the three-month period ended March 31, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	Scope of consolidation (x)	Other (xii)	Restated Under IFRS
Revenue	1,748,436	—	—	—	—	—	—	—	—	—	—	(17,402)	1,731,034
Cost of sales	(1,270,725)	8,944	—	—	2,822	2,372	—	—	—	1,007	—	—	(1,255,580)
Gross profit	477,711	8,944	—	—	2,822	2,372	—	—	—	1,007	—	(17,402)	475,454
Distribution costs	(156,208)	—	—	—	—	—	—	—	—	—	—	—	(156,208)
Administrative expenses	(259,053)	—	(1,629)	—	—	—	(430)	—	—	150	—	17,402	(243,560)
Other operating income	2,865	—	—	—	—	—	—	—	—	—	—	—	2,865
Other operating expenses	(41,268)	—	—	—	—	—	—	—	—	—	492	—	(40,776)

Operating profit	24,047	8,944	(1,629)	—	2,822	2,372	(430)	—	—	1,157	492	—	37,775
Finance costs	(89,210)	—	—	—	—	(1,720)	(20,288)	—	(60)	—	—	—	(111,278)
Finance income	1,766	—	—	20,043	—	—	20,261	—	—	—	1,813	—	43,883

Share of associates’ profit (after tax)	584	—	—	—	—	—	—	—	—	—	—	—	584
Loss before income tax	(62,813)	8,944	(1,629)	20,043	2,822	652	(457)	—	(60)	1,157	2,305	—	(29,036)
Income tax expense	(16,925)	—	—	—	—	—	—	11,636	—	—	(14)	—	(5,303)

Loss for the financial year	(79,738)	8,944	(1,629)	20,043	2,822	652	(457)	11,636	(60)	1,157	2,291	—	(34,339)

B.                                    SK Funding Income Statement

for the year ended December 31, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	Scope of consolidation (x)	Other (xii)	Restated Under IFRS
Revenue	7,032,713	—	—	—	—	—	—	—	—	—	—	(63,071)	6,969,642
Cost of sales	(5,096,096)	30,902	—	—	10,859	9,421	—	—	—	4,029	—	—	(5,040,885)
Gross profit	1,936,617	30,902	—	—	10,859	9,421	—	—	—	4,029	—	(63,071)	1,928,757
Distribution costs	(597,284)	—	—	—	—	—	—	—	—	—	—	—	(597,284)
Administrative expenses	(946,871)	—	—	—	—	—	(2,224)	—	—	600	—	63,071	(885,424)
Other operating income	1,972	—	—	—	—	—	—	—	—	—	522	—	2,494
Other operating expenses	(272,240)	—	—	—	—	(678)	—	—	—	—	22,448	32,186	(218,284)

Operating profit	122,194	30,902	—	—	10,859	8,743	(2,224)	—	—	4,629	22,970	32,186	230,259
Finance costs	(365,246)	—	—	(64,836)	—	(6,839)	(80,874)	—	(239)	—	7,203	(29,905)	(540,736)
Finance income	13,227	—	—	125,598	—	—	80,684	—	—	—	—	—	219,509

Share of associates’ profit (after tax)	6,360	—	—	—	—	—	—	—	—	—	—	—	6,360
Loss before income tax	(223,465)	30,902	—	60,762	10,859	1,904	(2,414)	—	(239)	4,629	30,173	2,281	(84,608)
Income tax expense	(33,990)	—	—	—	—	—	—	23,539	—	—	(55)	—	(10,506)

Loss for the financial year	(257,455)	30,902	—	60,762	10,859	1,904	(2,414)	23,539	(239)	4,629	30,118	2,281	(95,114)

C.                                    SK Funding Balance Sheet on transition to IFRS

as at January 1, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	IFRS 5	Scope of consolidation (x)	Other (xii)	Restated under IFRS
ASSETS
Non-current assets

Property, plant and equipment	3,499,084	30,093	—	—	(60,433)	87,486	—	—	—	(3,857)	(36,304)	—	(25,179)	3,490,890

Goodwill and intangible assets	2,490,259	(71,569)	—	—	—	—	8,382	82,669	—	—	(9,643)	—	25,179	2,525,277

Investment in associates	76,313	—	—	—	—	—	—	—	—	—	—	10,876	(171)	87,018
Available-for-sale financial assets	11,433	—	—	10	—	—	—	—	—	(538)	—	67,058	—	77,963

Biological assets	—	—	—	—	61,286	—	—	—	—	—	—	—	—	61,286

Trade and other receivables	280,546	—	—	—	—	—	—	—	—	—	—	(110,162)	171	170,555
Derivative financial instruments	—	—	—	290	—	—	—	—	—	—	—	—	—	290

Deferred income tax assets	52,776	91,478	—	—	—	—	—	163,445	—	—	—	—	—	307,699

	6,410,411	50,002	—	300	853	87,486	8,382	246,114	—	(4,395)	(45,947)	(32,228)	—	6,720,978

Current Assets

Inventories	663,131	(11,391)	—	—	(602)	—	—	—	—	(1,630)	(10,764)	—	—	638,744

Biological assets	—	—	—	—	5,212	—	—	—	—	—	—	—	—	5,212

Trade and other receivables	1,297,225	(697)	—	2,905	—	—	—	—	—	—	(18,219)	7,142	—	1,288,356
Derivative financial instruments	—	—	—	19,444	—	—	—	—	—	—	—	—	—	19,444

Restricted cash	755,575	—	—	14,084	—	—	—	—	—	—	—	—	—	769,659

Cash and cash equivalents	247,807	—	—	(14,084)	—	—	—	—	—	—	—	210	—	233,933

	2,963,738	(12,088)	—	22,349	4,610	—	—	—	—	(1,630)	(28,983)	7,352	—	2,955,348
Assets in disposal groups held for sale	54,404	(54,404)	—	—	—	—	—	—	—	—	74,930	—	—	74,930

	3,018,142	(66,492)	—	22,349	4,610	—	—	—	—	(1,630)	45,947	7,352	—	3,030,278

Total assets	9,428,553	(16,490)	—	22,649	5,463	87,486	8,382	246,114	—	(6,025)	—	(24,876)	—	9,751,256

C.                                    SK Funding Balance Sheet on transition to IFRS (cont.)

as at January 1, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	IFRS 5	Consol. Scope (x)	Other (xii)	Restated Under IFRS

Equity
Other reserves	1,603,347	—	—	—	—	—	—	—	—	—	—	2,969	—	1,606,316
Foreign currency translation reserve	87,177	(54,564)	—	(135,711)	4,333	242	(164)	(2,511)	—	(7,625)	—	(5,039)	192,639	78,777
Cash flow hedge reserve	—	—	—	(8,343)	—	—	—	9	—	—	—	—	—	(8,334)
Reserve for share-based compensation	—	—	20,338	—	—	—	—	—	—	—	—	—	—	20,338
Fair value reserve	—	—	—	10	—	—	—	—	—	—	—	—	—	10
Retained earnings	(271,662)	54,290	(20,338)	109,749	(1,108)	(667)	(11,715)	(148,868)	2,527	—	—	(26,962)	(192,639)	(507,393)
Total equity attributable to equity holders of the Company	1,418,862	(274)	—	(34,295)	3,225	(425)	(11,879)	(151,370)	2,527	(7,625)	—	(29,032)	—	1,189,714
Minority interest	131,384	—	—	—	2,238	—	—	—	—	1,600	—	—	—	135,222

Total equity	1,550,246	(274)	—	(34,295)	5,463	(425)	(11,879)	(151,370)	2,527	(6,025)	—	(29,032)	—	1,324,936

Liabilities
Non-current liabilities

Borrowings	4,537,329	—	—	8,193	—	77,773	—	—	—	—	(746)	—	—	4,622,549
Derivative financial instruments	—	—	—	3,074	—	—	—	—	—	—	—	—	—	3,074
Deferred income tax liabilities	196,191	—	—	—	—	—	—	369,074	—	—	(4,884)	—	—	560,381
Non—current income taxes payable	—	—	—	—	—	—	—	28,410	—	—	—	—	—	28,410
Retirement benefit obligations	708,144	(23,463)	—	—	—	—	20,261	—	—	—	—	—	—	704,942
Provisions for liabilities and charges	51,542	—	—	—	—	—	—	—	(2,527)	—	—	3,518	8,656	61,189

Government grants	14,460	—	—	—	—	—	—	—	—	—	—	—	—	14,460

	5,507,666	(23,463)	—	11,267	—	77,773	20,261	397,484	(2,527)	—	(5,630)	3,518	8,656	5,995,005

C.                                    SK Funding Balance Sheet on transition to IFRS (cont.)

as at January 1, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	IFRS 5	Consol. Scope (x)	Other (xii)	Restated Under IFRS

Current liabilities

Borrowings	863,484	—	—	(36,811)	—	10,138	—	—	—	—	(3,874)	—	—	832,937
Trade and other payables	1,453,034	1,870	—	188	—	—	—	—	—	—	(16,217)	540	(67,298)	1,372,117
Current income tax liabilities	20,410	—	—	—	—	—	—	—	—	—	(1,399)	98	—	19,109
Derivative financial instruments	0	—	—	82,300	—	—	—	—	—	—	—	—	—	82,300
Provisions for liabilities and charges	33,713	5,377	—	—	—	—	—	—	—	—	—	—	58,642	97,732

	2,370,641	7,247	—	45,677	—	10,138	—	—	—	—	(21,490)	638	(8,656)	2,404,195
Liabilities in disposal groups held for sale	0	—	—	—	—	—	—	—	—	—	27,120	—	—	27,120

	2,370,641	7,247	—	45,677	—	10,138	—	—	—	—	5,630	638	(8,656)	2,431,315

Total liabilities	7,878,307	(16,216)	—	56,944	—	87,911	20,261	397,484	(2,527)	—	—	4,156	—	8,426,320

Total equity and liabilities	9,428,553	(16,490)	—	22,649	5,463	87,486	8,382	246,114	—	(6,025)	—	(24,876)	—	9,751,256

D.                                    SK Funding Balance Sheet on transition to IFRS

as at March 31, 2006

	Previous Irish	Business combinations	Share-based payments	Financial assets & liabilities	Biological assets	Cogeneration facilities	Employee benefits	Income taxes	Discounting of provisions	Foreign Currency		Consol. Scope	Other	Restated under
All figures in €’000	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS 5	(x)	(xii)	IFRS
ASSETS
Non-current assets

Property, plant and equipment	3,458,253	30,093	—	—	(60,107)	85,316	—	—	—	(7,677)	(34,957)	—	(25,709)	3,445,212
Goodwill and intangible assets	2,512,331	(113,596)	—	—	—	—	8,382	82,669	—	—	(9,643)	—	25,709	2,505,852

Investment in associates	76,326	—	—	—	—	—	—	—	—	—	—	3,637	(171)	79,792
Available-for-sale financial assets	11,391	—	—	13	—	—	—	—	—	(96)	—	63,202	—	74,510

Biological assets	—	—	—	—	63,082	—	—	—	—	—	—	—	—	63,082
Trade and other receivables	278,482	—	—	—	—	—	—	—	—	—	—	(108,223)	—	170,259
Derivative financial instruments	—	—	—	7,044	—	—	—	—	—	—	—	—	—	7,044
Deferred income tax assets	51,726	91,438	—	—	—	—	—	172,293	—	—	—	—	—	315,457
	6,388,509	7,935	—	7,057	2,975	85,316	8,382	254,962	—	(7,773)	(44,600)	(41,384)	(171)	6,661,208

Current Assets

Inventories	690,354	(11,391)	—	—	(449)	—	—	—	—	3,252	(11,552)	—	—	670,214
Biological assets	—	—	—	—	5,873	—	—	—	—	—	—	—	—	5,873
Trade and other receivables	1,360,717	1,047	—	—	—	—	—	—	—	—	(19,817)	2,635	171	1,344,753
Derivative financial instruments	—	—	—	16,734	—	—	—	—	—	—	—	—	—	16,734
Restricted cash	—	—	—	20,353	—	—	—	—	—	—	—	—	—	20,353

Cash and cash equivalents	191,452	—	—	(20,353)	—	—	—	—	—	—	—	197	—	171,296
	2,242,523	(10,344)	—	16,734	5,424	—	—	—	—	3,252	(31,369)	2,832	171	2,229,223
Assets in disposal groups held for sale	14,404	(14,404)	—	—	—	—	—	—	—	—	75,969	—	—	75,969
	2,256,927	(24,748)	—	16,734	5,424	—	—	—	—	3,252	44,600	2,832	171	2,305,192

Total assets	8,645,436	(16,813)	—	23,791	8,399	85,316	8,382	254,962	—	(4,521)	—	(38,552)	—	8,966,400

D.                                    SK Funding Balance Sheet on transition to IFRS (cont.)

as at March 31, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	IFRS 5	Consol. Scope (x)	Other (xii)	Restated Under IFRS

Equity
Other reserves	1,603,347	—	—	—	—	—	—	—	—	—	—	2,969	—	1,606,316
Foreign currency translation reserve	81,268	(63,831)	—	(147,428)	4,447	339	58	(2,164)	—	(7,423)	—	(5,676)	192,639	52,229
Cash flow hedge reserve	—	—	—	8,179	—	—	—	9	—	—	—	—	—	8,188
Reserve for share-based compensation	20,718	—	1,629	—	—	—	—	—	—	—	—	—	—	22,347
Fair value reserve	—	—	—	3	—	—	—	—	—	—	—	—	—	3
Retained earnings	(353,795)	63,234	(1,629)	129,802	1,180	(15)	(12,191)	(137,232)	2,467	1,157	—	(24,671)	(192,639)	(524,332)
Total equity attributable to equity holders of the Company	1,351,538	(597)	—	(9,444)	5,627	324	(12,133)	(139,387)	2,467	(6,266)	—	(27,378)	—	1,164,751
Minority interest	130,946	—	—	—	2,772	—	—	—	—	1,745	—	—	—	135,463

Total equity	1,482,484	(597)	—	(9,444)	8,399	324	(12,133)	(139,387)	2,467	(4,521)	—	(27,378)	—	1,300,214

Liabilities
Non-current liabilities
Borrowings	4,604,726	—	—	(60,615)	—	73,119	—	—	—	—	—	—	—	4,617,230
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred income tax liabilities	195,041	—	—	—	—	—	—	371,129	—	—	(4,788)	—	—	561,382
Non-current income taxes payable	—	—	—	—	—	—	—	28,703	—	—	—	—	—	28,703
Retirement benefit obligations	679,378	(23,463)	—	—	—	—	20,515	—	—	—	—	—	—	676,430
Provisions for liabilities and charges	57,251	—	—	(9,398)	—	—	—	—	(2,467)	—	—	—	1,322	46,708
Government grants	14,925	—	—	—	—	—	—	—	—	—	—	—	—	14,925
	5,551,321	(23,463)	—	(70,013)	—	73,119	20,515	399,832	(2,467)	—	(4,788)	—	1,322	5,945,378

D.                                    SK Funding Balance Sheet on transition to IFRS (cont.)

as at March 31, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	IFRS 5	Consol. Scope (x)	Other (xii)	Restated Under IFRS

Current liabilities
Borrowings	102,893	—	—	21,908	—	11,873	—	—	—	—	(5,702)	—	—	130,972
Trade and other payables	1,482,081	(5,258)	—	—	—	—	—	—	—	—	(19,314)	(11,274)	(73,490)	1,372,745
Current income tax liabilities	26,657	—	—	—	—	—	—	(5,483)	—	—	—	100	—	21,274
Derivative financial instruments	—	—	—	81,340	—	—	—	—	—	—	—	—	—	81,340
Provisions for liabilities and charges	—	12,505	—	—	—	—	—	—	—	—	—	—	72,168	84,673
	1,611,631	7,247	—	103,248	—	11,873	—	(5,483)	—	—	(25,016)	(11,174)	(1,322)	1,691,004
Liabilities in disposal groups held for sale	—	—	—	—	—	—	—	—	—	—	29,804	—	—	29,804

	1,611,631	7,247	—	103,248	—	11,873	—	(5,483)	—	—	4,788	(11,174)	(1,322)	1,720,808

Total liabilities	7,162,952	(16,216)	—	33,235	—	84,992	20,515	394,349	(2,467)	—	—	(11,174)	—	7,666,186

Total equity and liabilities	8,645,436	(16,813)	—	23,791	8,399	85,316	8,382	254,962	—	(4,521)	—	(38,552)	—	8,966,400

E.                                      SK Funding Balance Sheet on transition to IFRS

as at December 31, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	Consol. Scope (x)	Other (xii)	Restated Under IFRS
ASSETS
Non-current assets

Property, plant and equipment	3,398,956	—	—	—	(59,128)	74,478	—	—	—	(5,027)	—	(27,298)	3,381,981

Goodwill and intangible assets	2,348,747	18,018	—	—	—	—	8,382	82,669	—	—	—	27,298	2,485,114
Investment in associates	74,843	—	—	—	—	—	—	—	—	—	2,000	(174)	76,669
Available-for-sale financial assets	7,659	—	—	21	—	—	—	—	—	1,232	35,500	—	44,412

Biological assets	—	—	—	—	68,042	—	—	—	—	—	—	—	68,042
Trade and other receivables	224,911	—	—	—	—	—	—	—	—	—	(50,960)	174	174,125
Derivative financial instruments	—	—	—	10,668	—	—	—	—	—	—	—	—	10,668

Deferred income tax assets	75,862	—	—	—	—	—	—	226,353	—	—	—	—	302,215
	6,130,978	18,018	—	10,689	8,914	74,478	8,382	309,022	—	(3,795)	(13,460)	—	6,543,226

Current Assets

Inventories	626,372	—	—	—	9	—	—	—	—	3,787	—	—	630,168

Biological assets	—	—	—	—	7,856	—	—	—	—	—	—	—	7,856
Trade and other receivables	1,330,680	—	—	5,242	—	—	—	—	—	—	1,499	—	1,337,421
Derivative financial instruments	—	—	—	16,819	—	—	—	—	—	—	—	—	16,819

Restricted cash	—	—	—	10,317	—	—	—	—	—	—	—	—	10,317

Cash and cash equivalents	370,204	—	—	(10,317)	—	—	—	—	—	—	40	—	359,927
	2,327,256	—	—	22,061	7,865	—	—	—	—	3,787	1,539	—	2,362,508
Assets in disposal groups held for sale	5,000	—	—	—	—	—	—	—	—	—	—	—	5,000
	2,332,256	—	—	22,061	7,865	—	—	—	—	3,787	1,539	—	2,367,508
Total assets	8,463,234	18,018	—	32,750	16,779	74,478	8,382	309,022	—	(8)	(11,921)	—	8,910,734

E.                                      SK Funding Balance Sheet on transition to IFRS (cont.)

as at December 31, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	Consol. Scope (x)	Other (xii)	Restated Under IFRS

Equity

Other reserves	1,603,347	—	—	—	—	—	—	—	—	—	2,969	—	1,606,316
Foreign currency translation reserve	111,562	(67,174)	—	(183,893)	4,790	116	(406)	(1,129)	—	(6,816)	(6,113)	192,639	43,576

Cash flow hedge reserve	—	—	—	17,435	—	—	—	(1,175)	—	—	—	—	16,260
Reserve for share-based compensation	28,422	—	—	—	—	—	—	—	—	—	—	—	28,422
Fair value reserve	—	—	—	21	—	—	—	—	—	—	—	—	21
Retained earnings	(502,311)	85,192	—	170,511	7,613	1,237	(6,181)	(121,614)	2,288	4,629	3,144	(190,358)	(545,850)
Total equity attributable to equity holders of the Company	1,241,020	18,018	—	4,074	12,403	1,353	(6,587)	(123,918)	2,288	(2,187)	—	2,281	1,148,745

Minority interest	129,788	—	—	—	4,376	—	—	—	—	2,179	—	—	136,343

Total equity	1,370,808	18,018	—	4,074	16,779	1,353	(6,587)	(123,918)	2,288	(8)	—	2,281	1,285,088

Liabilities
Non-current liabilities
Borrowings	4,544,613	—	—	(9,193)	—	62,909	—	—	—	—	—	—	4,598,329
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred income tax liabilities	110,904	—	—	—	—	—	—	432,941	—	—	—	—	543,845
Non-current income taxes payable	—	—	—	—	—	—	—	29,477	—	—	—	—	29,477
Retirement benefit obligations	569,625	—	—	—	—	—	14,969	—	—	—	—	—	584,594
Provisions for liabilities and charges	66,657	—	—	—	—	—	—	—	(2,288)	—	—	27,835	92,204

Government grants	13,869	—	—	—	—	—	—	—	—	—	—	—	13,869
	5,305,688	—	—	(9,193)	—	62,909	14,969	462,418	(2,288)	—	—	27,835	5,862,318

E.                                      SK Funding Balance Sheet on transition to IFRS (cont.)

as at December 31, 2006

All figures in €’000	Previous Irish GAAP	Business combinations (i)	Share-based payments (ii)	Financial assets & liabilities (iii)	Biological assets (iv)	Cogeneration facilities (v)	Employee benefits (vi)	Income taxes (vii)	Discounting of provisions (viii)	Foreign Currency (ix)	Consol. Scope (x)	Other (xii)	Restated Under IFRS

Current liabilities

Borrowings	233,833	—	—	(83,390)	—	10,216	—	—	—	—	—	—	160,659

Trade and other payables	1,509,449	—	—	(5,908)	—	—	—	—	—	—	(12,058)	(135,012)	1,356,471
Current income tax liabilities	43,476	—	—	—	—	—	—	(29,478)	—	—	137	—	14,135
Derivative financial instruments	—	—	—	127,167	—	—	—	—	—	—	—	—	127,167
Provisions for liabilities and charges	—	—	—	—	—	—	—	—	—	—	—	104,896	104,896

	1,786,758	—	—	37,869	—	10,216	—	(29,478)	—	—	(11,921)	(30,116)	1,763,328
Liabilities in disposal groups held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—
	1,786,758	—	—	37,869	—	10,216	—	(29,478)	—	—	(11,921)	(30,116)	1,763,328
Total liabilities	7,092,426	—	—	28,676	—	73,125	14,969	432,940	(2,288)	—	(11,921)	(2,281)	7,625,646
Total equity and liabilities	8,463,234	18,018	—	32,750	16,779	74,478	8,382	309,022	—	(8)	(11,921)	—	8,910,734

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: May 30, 2007	By:	Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer